Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

ANVC HOLDING CORP.,

a Delaware corporation,

ANVC MERGER CORP.,

a New York corporation,

and

ANAREN, INC.,

a New York corporation

Dated November 4, 2013

TABLE OF CONTENTS

		Page:
ARTICLE I DEFINITIONS		2
ARTICLE II THE MERGER		17
2.1	Merger of Merger Sub into the Company	17
2.2	Effects of the Merger	17
2.3	Closing; Effective Time	18
2.4	Surviving Corporation Certificate of Incorporation and Bylaws	18
2.5	Directors and Officers	18
2.6	Conversion of Shares; Cancellation of Rights	18
2.7	Cancellation of Shares and Closing of Transfer Books	19
2.8	Dissenting Shares	20
2.9	Payment Fund	20
2.10	Exchange of Company Stock Certificates	21
2.11	Company Options and Company Restricted Stock	21
2.12	Taxes	22
2.13	Consideration Not Paid	22
2.14	Additional Actions	23

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		23
3.1	Organization; Good Standing	24
3.2	Power; Enforceability	24
3.3	Required Shareholder Approval	24
3.4	Non-Contravention	25
3.5	Required Government Approvals	25
3.6	Capitalization	25
3.7	Subsidiaries	27
3.8	Company SEC Reports	28
3.9	Company Financial Statements	28
3.10	Title to Assets	30
3.11	No Undisclosed Liabilities	30
3.12	Absence of Certain Changes	30
3.13	Material Contracts	31
3.14	Real Property	31
3.15	Intellectual Property	33
3.16	Tax Matters	34
3.17	Employment Matters	36
3.18	Company Employee Plans	37
3.19	Labor Matters	40
3.20	Governmental Authorizations (Permits)	41
3.21	Compliance with Law	41
3.22	Environmental Matters	42

i

3.23	Export and Import Compliance	43
3.24	Litigation	43
3.25	Insurance	43
3.26	Related Party Transactions	44
3.27	Brokers	44
3.28	Opinion of Financial Advisor	44
3.29	Anti-Takeover Laws; Rights Plan	44
3.30	Proxy Statement	45
3.31	Government Contracts	45
3.32	Customers	47
3.33	Suppliers	47
3.34	Products	47
3.35	No Other Representations or Warranties	47

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		48
4.1	Organization; Good Standing	48
4.2	Power; Enforceability	48
4.3	Non-Contravention	48
4.4	Government Approvals	49
4.5	Litigation	49
4.6	Ownership of Company Common Stock	49
4.7	Merger Sub	50
4.8	Brokers	50
4.9	Proxy Disclosure	50
4.10	Financing	50
4.11	Guarantee	51
4.12	No Other Representations or Warranties	51

ARTICLE V CERTAIN COVENANTS OF THE COMPANY		52
5.1	Access and Investigation	52
5.2	Operation of the Company's Business	52
5.3	No Shop	56
5.4	Company SEC Reports	62
5.5	Tail Errors and Omissions Insurance	62
5.6	Title Insurance, Surveys and Certificate of Compliance	62

ARTICLE VI ADDITIONAL COVENANTS OF THE PARTIES		62
6.1	Proxy Statement	62
6.2	Company Shareholders' Meeting	64
6.3	Regulatory Approvals and Related Matters	66
6.4	Section 16 Matters	67
6.5	Disclosure	68
6.6	Indemnification of Officers and Directors	68
6.7	Benefit Plans	68
6.8	Shareholder Litigation	69

6.9	Resignation of Directors	70
6.10	Stock Exchange De-listing	70
6.11	FIRPTA Affidavit	70
6.12	Anti-Takeover Laws	70
6.13	Financing	70
6.14	Financing Cooperation	71

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		74
7.1	Accuracy of Representations	74
7.2	Performance of Covenants	74
7.3	Shareholder Approval	74
7.4	Closing Certificate	74
7.5	No Restraints	74
7.6	Litigation	75
7.7	Termination of Company Options	75
7.8	Consent	75
7.9	Regulatory Approvals	75
7.10	Payoff Letters	75

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		75
8.1	Accuracy of Representations	75
8.2	Performance of Covenants	75
8.3	Shareholder Approval	76
8.4	Closing Certificate	76
8.5	No Restraints	76
8.6	Regulatory Approvals	76

ARTICLE IX TERMINATION		76
9.1	Termination	76
9.2	Effect of Termination	78
9.3	Termination Fees	78

ARTICLE X MISCELLANEOUS PROVISIONS		82
10.1	Amendment	82
10.2	Waiver; Extension	82
10.3	No Survival of Representations, Warranties or Covenants	83
10.4	Applicable Law; Jurisdiction; Waiver of Jury Trial	83
10.5	Assignability	84
10.6	Notices	84
10.7	Severability	85
10.8	Specific Performance	85
10.9	Interpretation	86
10.10	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	88
10.11	Parties in Interest	88

10.12	Financing Sources	88
10.13	Expenses	88
10.14	Obligations of Parent and of the Company	88

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger ("Agreement") is made and entered into as of November 4, 2013, by and among: ANVC Holding Corp., a Delaware corporation ("Parent"), ANVC Merger Corp., a New York corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Anaren, Inc., a New York corporation (the "Company").  All capitalized terms that are used in this Agreement shall have the respective meanings ascribed thereto in ARTICLE I.

RECITALS

WHEREAS, subject to the conditions herein contained, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the "Merger") in accordance with this Agreement and the NYBCL;

WHEREAS, upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the Company (the "Company Board") has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the shareholders of the Company authorize and adopt this Agreement and the Merger;

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have each (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of Parent and Merger Sub, respectively and (ii) approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, Parent, as the sole shareholder of Merger Sub, will immediately following execution hereof adopt this Agreement and approve the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, The Veritas Capital Fund IV, L.P. (the "Guarantor") has delivered to the Company a limited guarantee (the "Guarantee") in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain payment obligations of Parent in connection with this Agreement; and

WHEREAS, simultaneously with the execution and delivery of the Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain holders of Company Common Stock have entered into voting agreements with Parent pursuant to which such persons agree, subject to the terms and conditions therein, to vote their shares of Company Common Stock to authorize and adopt this Agreement and the Merger (the "Voting Agreements").

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement,

"Acquisition Inquiry" means an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for non-public information made or submitted by Parent or any of its Subsidiaries) with respect to, or that would reasonably be expected to lead to, the making, submission or announcement of, any Acquisition Proposal.

"Acquisition Proposal" means any offer or proposal (other than an offer or proposal made or submitted by Parent or any of its Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

"Acquisition Transaction" means any transaction or series of transactions (other than the Transactions) involving:

(a)           any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer, stock repurchase or other similar transaction: (i) in which any of the Company Entities is a constituent or participating corporation; (ii) in which a Person or "group" (as defined in the Exchange Act and the rules thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of any of the Company Entities; or (iii) in which any Company Entity issues securities representing 15% or more of the outstanding securities of any class of such Company Entity (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class);

(b)           any sale, lease, exchange, transfer, license, sublicense, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company Entities, except in the ordinary course of business;

(c)           any liquidation or dissolution of any of the Company Entities; or

(d)           any combination of the foregoing if the sum of the percentage of the consolidated revenues, consolidated earnings before interest, tax, depreciation and amortization, consolidated income or consolidated assets of the Company Entities and equity securities of the Company Entities involved is 15% or more.

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, the term "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

"Agreement" means this Agreement and Plan of Merger and all schedules, exhibits and other attachments hereto, including the Disclosure Letter, as such may be amended from time to time.

"Antitrust Laws" means the HSR Act and all other competition, merger control, antitrust and similar Laws that, without limitation, are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

"Business Day" means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is closed.

"Capitalization Date" has the meaning set forth in Section 3.6(b).

"Change in Circumstances" has the meaning set forth in Section 5.3(e)(ii).

"Closing" has the meaning set forth in Section 2.3.

"Closing Date" has the meaning set forth in Section 2.3.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collective Bargaining Agreement" has the meaning set forth in Section 3.19(a).

"Common Stock Per Share Amount" means $28.00 payable in United States Dollars.

"Company" has the meaning set forth in the Preamble.

"Company Associate" means any current or former employee, independent contractor, consultant or director of or to any of the Company Entities or any Affiliate of the Company.

"Company Balance Sheet" means the audited consolidated balance sheet of the Company and its consolidated subsidiaries included in the Company's Report on Form 10-K for the fiscal year ended June 30, 2013, as filed with the SEC on August 12, 2013.

"Company Board" has the meaning set forth in the Recitals.

"Company Board Recommendation" has the meaning set forth in Section 6.2(c).

"Company Common Stock" means the common stock, $0.01 par value per share, of the Company.

"Company Employee Plan" has the meaning set forth in Section 3.18(a).

"Company Entities" means the Company and its Subsidiaries, and "Company Entity" means any one of the foregoing.

"Company Equity Award" means any Company Option or any Company Restricted Stock.

"Company Equity Plans" means The Anaren, Inc. 2004 Comprehensive Long-Term Incentive Plan, as amended and restated (2004 Plan) effective November 5, 2009 and the Anaren Microwave, Inc. Incentive Stock Option Plan for Key Employees effective as of November 2, 2000, and "Company Equity Plan" means either of the foregoing plans.

"Company Existing Credit Facility" means the Loan Agreement, dated as of August 25, 2011, between Anaren, Inc., as Borrower, and Keybank National Association, as Lender.

"Company Financial Statements" has the meaning set forth in Section 3.9(a).

"Company Intellectual Property" means all Intellectual Property that is used or held for use by any Company Entity.

"Company Intellectual Property Agreements" has the meaning set forth in Section 3.15(b).

"Company Intellectual Property Right" means each Intellectual Property Right owned by, or filed in the name of, any Company Entity.

"Company Option" means any option, warrant, other right, agreement, arrangement or commitment to purchase shares of Company Common Stock from the Company or any equity in any of the Company Entities, whether granted by the Company pursuant to a Company Equity Plan, and whether vested or unvested.

"Company Owned Real Property" has the meaning set forth in Section 3.14(a).

"Company Parties" has the meaning set forth in Section 9.3(e).

"Company Products" means any product manufactured and sold by any Company Entity within the last three (3) years.

"Company Real Property" has the meaning set forth in Section 3.14(b).

"Company Restricted Stock" means each outstanding restricted stock award or stock award relating to Company Common Stock, whether granted by the Company pursuant to a Company Equity Plan or otherwise and whether vested or unvested.

"Company SEC Reports" has the meaning set forth in Section 3.8(a).

"Company Securities" has the meaning set forth in Section 3.6(d).

"Company Shareholders' Meeting" has the meaning set forth in Section 6.2(a).

"Company Stock Certificate" has the meaning set forth in Section 2.7.

"Company Termination Fee" means an amount equal to $11,000,000.00.

"Company Triggering Event" means an event which shall be deemed to have occurred if the Company Board or any committee thereof shall have made a Recommendation Change and the Company enters into a definitive agreement with respect to a Superior Offer, but only in the case where the Company has complied with Section 5.3(e).

"Confidentiality Agreement" means that certain Nondisclosure Agreement dated June 7, 2013, between the Company and Veritas Capital Fund Management, L.L.C.

"Consent" means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

"Continuing Employees" has the meaning ascribed to that term in Section 6.7(a).

"Contract" means any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking.

"Copyrights" means any copyrights, and registrations and applications therefor, mask works, whether registered or not, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated.

"Debt Commitment Letters" has the meaning set forth in Section 4.10(a).

"Debt Financing" has the meaning set forth in Section 4.10(a).

"Debt Financing Sources" means the Persons that have committed to provide the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letters or alternative debt financings in connection with the Transactions, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives and Representatives of Affiliates involved in the Debt Financing and their successors and assigns.

"Disclosure Letter" means the disclosure letter that has been prepared by the Company and that has been delivered by the Company to Parent on the date of this Agreement.  The Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement.  Each item disclosed in the Disclosure Letter shall, for all purposes in this Agreement, constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes reference and shall also be deemed to be disclosed or set forth every other part in the Disclosure Letter relating to other sections of this Agreement to the extent a cross-reference is expressly made to such other part in the Disclosure Letter and/or to the extent that the relevance of such item as an exception to, or as applicable, disclosure for purposes of, another section of this Agreement is reasonably apparent from the face of such disclosure.

"Dissenting Shares" has the meaning set forth in Section 2.8.

"Domain Name" means any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators and other names and locators associated with the internet.

"Effective Time" has the meaning set forth in Section 2.3.

"Electronic Data Room" means the electronic data room for Project Aurora run by Moelis & Company through Intralinks as of 11:59 p.m. on November 3, 2013 to which Parent and its representatives have been given access in connection with the discussions and negotiations of the Transactions and this Agreement.

"Encumbrance" means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection in title, title exception, title defect, right of possession, right of way, lease, tenancy license, security interest, encumbrance, claim, option, right of first refusal, preemptive right, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

"End Date" means March 31, 2014.

"Endorsement" has the meaning set forth in Section 5.6.

"Entity" means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company limited by shares, limited liability company, joint stock company, firm, society or other enterprise, association, organization or entity.

"Environmental Claim" means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or release into the environment, of, or exposure to, any Hazardous Substances at any location, whether or not owned or operated by any Company Entities, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

"Environmental Law" means any Law relating to the protection of the environment (including ambient air, surface water, groundwater or land) or human health and safety (including exposure of any individual to Hazardous Substances), or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, analysis, removal or other remediation thereof.

"Equity Commitment Letter" has the meaning set forth in Section 4.10(a).

"Equity Financing" has the meaning set forth in Section 4.10(a).

"Equity Financing Sources" means the Persons that have committed to provide the equity financing contemplated by, or have otherwise entered into agreements in connection with, the Equity Commitment Letters or alternative equity financings in connection with the Transactions, and any other agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives and Representatives of Affiliates involved in the Equity Financing and their successors and assigns.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" has the meaning set forth in Section 3.18(a).

"Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

"Excluded Shares" has the meaning set forth in Section 2.6(a).

"FAR" has the meaning set forth in Section 3.31(a).

"Fee Letter" has the meaning set forth in Section 4.10(a).

"Financing" has the meaning set forth in Section 4.10(a).

"Financing Letters" has the meaning set forth in Section 4.10(a).

"FINRA" means the Financial Industry Regulatory Authority.

"Foreign Official" means any: (i) officer or employee of a government or public international organization, including any public authority and any department, agency or instrumentality of a government, or any person acting in an official capacity for or on behalf of any government or government department, agency or instrumentality, or for or on behalf of any public international organization; or (ii) officer or employee of a government-owned or government-controlled entity of any kind, including a government-owned or government-controlled business enterprise.

"GAAP" means generally accepted accounting principles in the United States.

"Government" means any: (a) nation, state, commonwealth, province, territory, county, municipality, city, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization, including FINRA and NASDAQ.

"Government Bid" means any firm quotation, bid or proposal that if accepted or awarded would lead to a Government Contract.

"Government Contract" means any Contract to which a Company Entity is a party and that involves supply of goods or services, directly or indirectly, to a Government.  A Government Contract can include a subcontract at any tier or any level below a prime contract.

"Governmental Authorization" means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Government or pursuant to any Law or (b) right under any Contract with any Government.

"Guarantee" has the meaning set forth in the Recitals.

"Guarantor" has the meaning set forth in the Recitals.

"Hazardous Substance" means any substance, material or waste that is characterized or regulated under any Environmental Law as "hazardous," "pollutant," "contaminant," "toxic" or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

"Houlihan Lokey" has the meaning set forth in Section 3.27.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Intellectual Property" means any or all of the following: (a) Patents, proprietary inventions (whether patentable or not), invention disclosures, industrial designs, improvements, Trade Secrets, proprietary information, know how, technical data and customer lists, and all documentation relating to any of the foregoing; (b) proprietary technical and know-how information, and rights to limit the use or disclosure thereof by any Person including databases and data collections and all rights therein; (c) Copyrights, works of authorship (including computer programs, source code and object code, whether embodied in software, firmware or otherwise), architecture, documentation, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools; (d)  Domain Names and (e) Trademarks.

"Intellectual Property Rights" means any or all of the following and all worldwide common law and statutory rights in, arising out of or associated with any or all of the following: (a) Copyrights, (b) Patents, (c) industrial designs and any registrations and applications therefore, (d) Trademarks, (e) Trade Secrets and (f) any similar or equivalent proprietary rights to any of the foregoing (as applicable).

"IRS" means the United States Internal Revenue Service.

"Key Customers" has the meaning set forth in Section 3.32.

"Key Suppliers" has the meaning set forth in Section 3.33.

"Knowledge" means, with respect to the Company, the actual knowledge of Lawrence Sala, George Blanton, Mark Burdick, David Ferrara and Timothy Ross.

"Law" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, directive, decree, rule, regulation, order, award, or ruling issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Government.

"Leased Real Property" has the meaning set forth in Section 3.14(b).

"Leases" has the meaning set forth in Section 3.14(b).

"Legal Proceeding" means any action, suit, litigation, arbitration, mediation, proceeding, hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Government or any arbitrator or arbitration panel (in each case, whether civil, criminal, administrative, investigative or appellate).

"Liability" means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, unliquidated, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

"Licensed Company Intellectual Property" means all Company Intellectual Property and Company Intellectual Property Rights, other than the Owned Company Intellectual Property.

"made available" or "makes available" or any variation thereof means an item has been made available, including by posting such information to the Electronic Data Room before the execution of this Agreement and not removed after it was posted.

"Marketing Period" means the first period of fifteen (15) consecutive Business Days commencing after the date of this Agreement and throughout which (i) Parent shall have the Required Financing Information; (ii) the conditions set forth in Section 7.3 and Section 8.3 are satisfied; and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in ARTICLE VII to fail to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing), assuming that such conditions were applicable at any time during such fifteen (15) consecutive Business Day period; provided, however, (a) November 29, 2013 shall not constitute a Business Day for purposes of the foregoing and (b) if the Marketing Period shall not have concluded by December 20, 2013, then it shall not commence prior to January 5, 2014.  Notwithstanding the foregoing, the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of the Marketing Period, (i) the Company or any of its Subsidiaries shall have announced any intention to restate any historical financial statements, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest such restatement has been completed and the applicable Required Financing Information has been amended or the Company has announced that it has concluded no such restatement shall be required in accordance with GAAP and (ii) the Company's independent registered accounting firm shall have withdrawn or qualified its audit opinion with respect to any audited financial statements contained in the Required Financing Information.

"Material Adverse Effect" means any effect, fact, change, development, condition, event or circumstance (each an "Effect") that, considered individually or together with all other Effects that (a) has been or would reasonably be expected to be materially adverse to, or has had or would reasonably be expected to have or result in a material adverse effect on, the business, assets, liabilities, operations, condition (financial or otherwise) or results of operation of the Company Entities, taken as a whole, or (b) would, or would reasonably be expected to, prevent or materially impair or delay (beyond the End Date) the ability of the Company to perform its material obligations hereunder, or to consummate the Merger or any of the other Transactions; provided, however, that, solely for the purposes of clause (a) of this definition, an Effect occurring after the date of this Agreement shall not, either alone or in combination, be taken into account in determining whether there has been a Material Adverse Effect if such Effect arises out of or results from:

(a)           general economic conditions in the United States or in the industry in which the Company Entities operate, except in each case to the extent such conditions have a disproportionate effect or impact on the business, assets, liabilities, operations, condition (financial or otherwise), or results of operation of the Company Entities, taken as a whole, as compared to any of the other companies in the industry in which the Company Entities operate;

(b)           political conditions (or changes in such conditions) in the United States or any other country or region in which the Company operates or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in which the Company Entities operate, except in each case to the extent such political conditions, changes, acts, escalation or worsening have a disproportionate effect or impact on the business, assets, liabilities, operations, condition (financial or otherwise), or results of operation of the Company Entities, taken as a whole, as compared to any of the other companies in the industry in which the Company Entities operate;

(c)           any change in Law or GAAP or other accounting standards (or the interpretation thereof), except in each case to the extent such change has a disproportionate effect or impact on the business, assets, liabilities, operations, condition (financial or otherwise), or results of operation of the Company Entities, taken as a whole, as compared to any of the other companies in the industry in which the Company Entities operate;

(d)           the announcement of this Agreement and the Transactions contemplated hereby;

(e)           any actions taken or omitted to be taken at the written direction of Parent (provided any such directed action or omission is not contemplated or required by the express terms of this Agreement (for the avoidance of doubt any action by, or omission of, the Company or any other Company Entity for which the Company sought or requested, and Parent provided, consent shall not be deemed to be "at the written direction of Parent"));

(f)           any changes in the market price or trading volume of shares of Company Common Stock or any failure of the Company to meet internal or published projections, forecasts or revenue or earnings predictions for any period (except that the underlying causes of such Effect that caused or contributed to such change in market price or trading volume shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, except to the extent the underlying cause(s) is set forth in items (a) – (e) or (g) or (i) of this definition (but subject to the exceptions therein));

(g)           the fact that the prospective owner of the Company and its Subsidiaries is Parent or any Affiliate of Parent;

(h)           any change in the credit rating of any of the Company Entities (except that the underlying causes of such Effect that caused or contributed to such change in the credit rating of any of the Company Entities shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, except to the extent the underlying cause(s) is set forth in items (a) – (e), (g) or (i) of this definition (but subject to the exceptions therein));

(i)           earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in which the Company operates; or

(j)           any breach by Parent or Merger Sub of this Agreement.

"Material Contract" means

(a)           any Contract that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulations S-K under the Securities Act,

(b)           any Contracts with the any dealers, resellers or distributors of Company Products;

(c)           any Contracts with the Company's top ten (10) customers for each of the Wireless Group and the Space & Defense Group, as measured by revenue for the fiscal year ended June 30, 2013 with Contracts of at least $1,000,000.00;

(d)           any Contracts with any vendors that either supplied more than $500,000.00 of the Company's total raw materials in the fiscal year ended June 30, 2013;

(e)           any other Contract or similar arrangement that could reasonably be expected to involve expenditures or receipt by any Company Entity in excess of $1,000,000.00 in the aggregate whether or not made in the ordinary course of business,

(f)           any Contract containing any provision restricting the nature or geographic scope of any Company Entity's business activities in any material respect (other than, with respect to the suppliers for the Space & Defense Group of the Company, in the ordinary course of business, including any Contract (i) granting any exclusive rights, (ii) granting any "most favored customer," "most favored supplier" or similar rights limiting the right of any Company Entity to sell, distribute or manufacture any products or services or to purchase or to obtain any software, components, parts or subassemblies, (iii) containing any covenant restricting any Company Entity's right to make use of any Intellectual Property or Intellectual Property Rights, to compete with any Person in any line of business, to discontinue the marketing, sale, licensing or support of any Company Product or service, or levying a fine, charge or other payment for doing so, or (iv) which require the disposition of any material assets or line of business of any Company Entity,

(g)           any Contract, indenture or other instrument relating to indebtedness having an outstanding amount in excess of $150,000.00 or the guarantee by any Company Entity of any Liabilities,

(h)           any Contract relating to the employment or retention of a Company Associate to perform services for any Company Entity,

(i)           any Lease,

(j)           any Contract that would obligate any Company Entity to pay any stay or retention bonus or change-in-control, severance or termination payment to any current or former Company Associate as a result of the consummation of the Transactions or the separation from service to any Company Entity,

(k)           any Contract with a labor union, labor organization, workers' association, works council or other collective group of employees and any Company Entity, in each case whether written or oral;

(l)           (i) any Company Intellectual Property Agreements identified or required to be identified in Part 3.15(b) of the Disclosure Letter and (ii) any Contract that is material to the business of the Company Entities taken as a whole (other than license agreements for commercially available software on standard terms) pursuant to which any Company Entity provides, or is provided with, information technology products or services other than, in the case of this clause (ii), such Contracts entered into in the ordinary course of business consistent with past practices;

(m)           any Contract that creates, governs or controls a partnership, joint venture, limited liability company or other similar arrangement with respect to any Company Entity that is material to the business of the Company Entities, taken as a whole;

(n)           any Contract that requires or permits a Company Entity, or any successor to or acquirer of a Company Entity, to make any payment to another Person as a result (in whole or in part) of a change in control of such Company Entity (a "Change in Control Payment") or gives another Person a right to receive, or elect to receive, a Change in Control Payment;

(o)           any Contract granting an Encumbrance, other than a Permitted Encumbrance, upon any material property or asset owned by a Company Entity;

(p)           each Contract containing restrictions with respect to payment of dividends or any distributions in respect of the equity interests of the Company or which limits the ability of any Company Entity to pledge any assets or equity, or to incur any indebtedness;

(q)           each Contract (i) pursuant to which any earn-out, deferred or contingent payment that could reasonably be expected to exceed $100,000.00 remains outstanding, (ii) pursuant to which all material indemnification obligations have not terminated or expired (excluding indemnification obligations in respect of so-called "fundamental representations" that survive indefinitely), in each case, that relates to the acquisition or disposition of any Entity or business (whether by merger, sale of stock, sale of assets or otherwise) or (iii) relating to the disposition or acquisition by any Company Entity of any business or assets (other than entered into in the ordinary course consistent with past practice) with obligations remaining to be performed after the date of this Agreement;

(r)           any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the securities or any assets of any Company Entity (including the Rights Agreement);

(s)           any Contract, other than customer Contracts entered into in the ordinary course of business, provisions contained in the certificate of incorporation or by-laws of any Company Entity, containing a covenant or covenants of any Company Entity to indemnify or hold harmless another Person unless such obligation to indemnify or hold harmless is less than $100,000.00;

(t)           any material hedge, collar, option, forward purchasing, swap, derivative or similar Contract, understanding or undertaking;

(u)           any Contract entered into in connection with the settlement or other resolution of any Legal Proceeding under which any Company Entity has any continuing Liabilities that are material to the Company Entities, taken as a whole, or that involved payment by any Company Entity of more than $100,000.00; and

(v)           any Contract, or group of Contracts between a Company Entity and a Person (or group of affiliated Persons), the termination or breach of which would have a Material Adverse Effect and is not disclosed pursuant to clauses (a) through (u).

"Merger" has the meaning set forth in the Recitals.

"Merger Consideration" means the sum of the cash consideration that holders of shares of Company Common Stock who do not perfect their appraisal rights under the NYBCL are entitled to receive in exchange for such shares of Company Common Stock.

"Merger Sub" has the meaning set forth in the Preamble.

"NASDAQ" means the National Association of Securities Dealers Automatic Quotation System.

"NYBCL" means the New York Business Corporation Law.

"Order" means any order, writ, injunction, judgment or decree.

"OSHA" means the Occupational Safety and Health Administration.

"Other Filings" means any document, other than the Proxy Statement, to be filed with the SEC in connection with the Transactions.

"Owned Company Intellectual Property" means all Intellectual Property and Intellectual Property Rights owned by any of the Company Entities.

"Parent" has the meaning set forth in the Preamble.

"Parent Parties" has the meaning set forth in Section 9.3(f).

"Parent Termination Fee" means an amount equal to $22,000,000.00.

"Parent Triggering Event" means an event which shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Recommendation Change (whether or not in compliance with this Agreement); (b) an Acquisition Proposal (or any inquiry related thereto) shall have been publicly announced or disclosed and the Company shall have failed to issue a press release that reaffirms the Company Board Recommendation within five (5) Business Days after such Acquisition Proposal is publicly announced or disclosed; or (c) any of the Company Entities or any Representative of any of the Company Entities shall have breached in any material respect the provisions set forth in Section 5.3 of this Agreement.

"Patents" means any patents and patent applications and all reissues, divisions, renewals, substitutions, extensions, provisionals, certificates of invention and statutory invention registrations, continued prosecution applications, requests for continued examination, reexaminations, continuations and continuations-in-part thereof.

"Paying Agent" has the meaning set forth in Section 2.9.

"Payment Fund" has the meaning set forth in Section 2.9.

"PBGC" has the meaning set forth in Section 3.18(c).

"Permitted Encumbrance" means the following: (a) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or not yet due and payable or which are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Law, such as materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar liens securing obligations arising in the ordinary course of business that are not yet due; (c) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations and for which adequate reserves have been established in accordance with GAAP; (d) Encumbrances incurred or deposits made to a Government in the ordinary course of business consistent with past practice; (e) liens identified on Part 3.10 of the Disclosure Letter; (f) purchase money security interests for inventory; and (g) statutory, common law or contractual liens of landlords; and (h) usual and customary easements, rights or restrictions on the use of real property which are recorded in the records of the county in which the real property is situated and which do not materially impair the use of the real property or the operation of the business thereof.

"Person" means any individual, Entity or Government.

"Potential Buyer" means a Person other than Parent or Merger Sub or any of their Affiliates.

"Pre-Closing Period" has the meaning set forth in Section 5.1.

"Products" has the meaning ascribed to that term in Section 3.34.

"Proxy Statement" means the proxy statement, together with any amendments and supplements thereto and related materials, relating to the Company Shareholders' Meeting to be held in connection with this Agreement and the Transactions.

"Qualifying Confidentiality Agreement" means a confidentiality agreement with the Company containing terms no less favorable to the Company in the aggregate than the terms set forth in the Confidentiality Agreement, as determined in good faith by the Company Board or any committee thereof; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.3.

"Recommendation Change" has the meaning set forth in Section 5.3(d).

"Recommendation Change Notice" has the meaning set forth in Section 5.3(e)(i).

"Remedial Action" means (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company Entities, or taking any action that limits, or seeks to limit, Parent's freedom of action, ownership or control with respect to, or the ability to retain or hold, any assets, categories of assets or businesses of the Company Entities; (ii) terminating existing relationships, contractual rights or obligations of the Company Entities; (iii) terminating any venture or other arrangement; or (iv) creating any relationship, contractual rights or obligations of any Company Entity (including entering into agreements or stipulating to the entry of an order or decree or filing appropriate applications with any Government in connection with any of the foregoing).

"Representatives" means directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

"Required Financing Information" has the meaning set forth in Section 6.14(a)(iv).

"Required Shareholder Approval" has the meaning set forth in Section 3.3.

"Rights Agreement" has the meaning set forth in Section 3.29.

"Rights" shall mean the rights granted to the holders of the Company Common Stock pursuant to the Rights Agreement.

"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, as it may be amended from time to time.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Subject Person" means any: (i) Foreign Official; (ii) political party; (iii) official of a political party; or (iv) candidate for political office.

"Subsidiary" an entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

"Superior Offer" means a bona fide, written offer by a third party with respect to an Acquisition Transaction (with all of the percentages included in the definition of Acquisition Transaction increased to 50%) that: (a) was not obtained or made as a direct or indirect result of a breach of Section 5.3; (b) contains terms and conditions that the Company Board determines in good faith, after consultation with the Company's financial advisor and outside legal counsel, after having taken into account the likelihood and timing of consummation of the transaction contemplated by such offer, (i) to be more favorable from a financial point of view, to the Company's shareholders (in their capacity as shareholders) than the Transactions (including any offer by Parent in accordance with Section 5.3(e), to modify the terms hereof) and (ii) that the Person making such offer is financially capable of consummating the transactions contemplated by such offer or that the financing necessary to consummate such transactions, to the extent required, is then committed, as reasonably determined by the Company Board.

"Surviving Corporation" has the meaning set forth in Section 2.1.

"Tax" means any federal, state, local, foreign or other tax (including any gross or net income tax, franchise tax, capital gains tax, capital stock tax, gross receipts tax, profits tax, value-added tax, surtax, estimated tax, unemployment tax, employment tax, occupation tax, disability tax, social security or national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, documentary tax, license tax, sales tax, use tax, premium tax, escheat tax, windfall profits tax, property tax, guarantee fund assessment or retaliatory tax, business tax, withholding tax, environmental tax, climate change tax, alternative minimum or add-on minimum tax, registration tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Government.  For purposes of this Agreement, "Tax" also includes any obligations under any agreements or arrangements with any person with respect to the Liability for, or sharing of, taxes (including pursuant to Treas. Reg. § 1.1502-6 or comparable provisions of state, local or foreign tax law) and including any Liability for taxes as a transferee or successor, by contract or otherwise.

"Tax Incentive" has the meaning set forth in Section 3.16(n).

"Tax Returns" has the meaning set forth in Section 3.16(a).

"Taxing Authority" means, with respect to any Tax, the Government or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Government or subdivision, including any Government or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

"Trade Secrets" means any trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) and trade-secret or confidential Intellectual Property, know-how and information, including all source code, documentation, processes, technology, formulae, methodologies, ideas, models, inventions (whether or not patentable), technical information and marketing information, including databases and data collections.

"Trademarks" means any trade names, trade dress, slogans, all identifiers of source, fictitious business names (D/B/As), Domain Names, logos, trademarks and service marks, including all goodwill therein, and any and all common law rights, registrations and applications therefore.

"Transaction Documents" means this Agreement and such other agreements required pursuant to the terms of or otherwise associated with this Agreement.

"Transactions" means all actions and transactions contemplated by this Agreement, including the Merger.

"Voting Agreements" has the meaning set forth in the Recitals.

ARTICLE II

THE MERGER

2.1 Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NYBCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

2.2 Effects of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the certificate of merger and the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.  Unless another time, date or place is agreed to in writing by the parties hereto, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Bond, Schoeneck & King, PLLC, One Lincoln Center, Syracuse, New York 13203 (or remotely via the electronic exchange of executed documents and other closing deliverables) no later than the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in ARTICLE VII and ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in ARTICLE VII and ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing), the Closing shall occur on the earlier of (i) a Business Day before or during the Marketing Period specified by Parent on three (3) Business Days prior written notice to the Company, and (ii) the first Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in ARTICLE VII and ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions)).  The date on which the Closing actually takes place is referred to as the "Closing Date."  Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the NYBCL shall be duly executed by the Company and Merger Sub in connection with the Closing and, concurrently with or immediately following the Closing, filed with the Secretary of State of the State of New York.  The Merger shall become effective (the "Effective Time") at the time of the filing of such certificate of merger with the Secretary of State of the State of New York or at such later time as may be specified in such certificate of merger with the consent of Parent and the Company.

2.4 Surviving Corporation Certificate of Incorporation and Bylaws.  The Certificate of Incorporation and By-Laws of the Surviving Corporation shall be amended in their entirety pursuant to the Merger at the Effective Time to conform to the Certificate of Incorporation and By-Laws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "Anaren, Inc.", in each case, until thereafter changed or amended as provided therein or by applicable Law.

2.5 Directors and Officers.  The directors and officers of Merger Sub immediately before the Effective Time shall be the only directors and officers, respectively, of the Surviving Corporation immediately after the Effective Time.

2.6 Conversion of Shares; Cancellation of Rights.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of Company Common Stock or Rights, as applicable, of the Company:

(a) any shares of Company Common Stock held by the Company, any Company Entity, Parent, Merger Sub, and any other wholly owned Subsidiary of Parent, immediately prior to the Effective Time (collectively, the "Excluded Shares") shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto;

(b) subject to Sections 2.6(a), 2.8 and 2.11(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) shall automatically be converted into the right to receive the Common Stock Per Share Amount, without interest;

(c) each share of the common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation that shall constitute the only share of capital stock of the Surviving Corporation issued and outstanding immediately after the Effective Time; and

(d) any and all Rights then issued and outstanding, if any, shall be automatically cancelled at the time the associated shares of Company Common Stock are cancelled (as specified in Section 2.7), and no separate payment or distribution shall be made with respect thereto, and the holders thereof shall have no further rights in connection therewith or under the Rights Agreement.

If at any time between the date of this Agreement and the Effective Time any change in the number of outstanding shares of Company Common Stock (or securities convertible or exchangeable into or exercisable for shares of Company Common Stock) shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), combination, readjustment of shares, stock dividend or stock distribution, merger, subdivision, issuer tender or exchange offer, or other similar transaction (including in the event that any Rights are triggered), the amount of the Merger Consideration shall be equitably adjusted to reflect such change.

2.7 Cancellation of Shares and Closing of Transfer Books.  At the Effective Time: (a) all shares of Company Common Stock and all Rights issued and outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of shares of Company Common Stock and Rights that were outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the  cash consideration that each holder of shares of Company Common Stock has the right to receive pursuant to the provisions of Section 2.6 (other than Excluded Shares and Dissenting Shares, respectively which shall not have the right to receive any Merger Consideration) to which such holder is entitled pursuant to Section 2.6(b), subject to Section 2.10; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company capital outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Common Stock or Rights shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (each a "Company Stock Certificate") (other than Excluded Shares and Dissenting Shares which shall be subject to Sections 2.6(a) and 2.8, respectively), or evidence of shares of Company Common Stock held in book entry form, or a valid certificate previously representing any Rights (each a "Rights Certificate" is presented or surrendered to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate, such evidence of shares in book entry form or such Rights Certificate, as applicable, shall be marked canceled and shall be exchanged as provided in Section 2.10.

2.8 Dissenting Shares

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has not voted in favor of the Merger or consented thereto in writing and has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 623 and 907 of the NYBCL and who has otherwise complied with all applicable provisions of Section 623 and 907 of the NYBCL (any such shares being referred to as "Dissenting Shares" until such time as such holder fails to perfect or otherwise loses such holder's appraisal rights under Section 623 and 907 of the NYBCL with respect to such shares, in which event such shares shall be subject to Section 2.6(b)) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.6, but shall be entitled only to such rights as are granted by the NYBCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then such shares shall be deemed automatically to have been converted into, as of the Effective Time, and to represent only, the right to receive Merger Consideration in accordance with Section 2.6, without interest thereon, upon surrender of the Company Stock Certificate (or evidence of shares in book entry form) representing such shares in accordance with Section 2.10.

(c) The Company shall give Parent: (i) prompt notice of any demand for appraisal received by the Company prior to the Effective Time pursuant to the NYBCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the NYBCL; and (ii) the opportunity to participate in and direct, all negotiations and proceedings with respect to any such demand, notice or instrument; provided, however, that Parent shall not enter into any Contract on behalf of the Company with any holder of Dissenting Shares with respect to such holder's Dissenting Shares that imposes any obligations (other than any immaterial administrative obligations) on any Company Entity before the Effective Time without the consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.  The Company shall not (y) make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the NYBCL, unless, in each case, Parent shall have given its prior written consent to such payment or settlement offer.

2.9 Payment Fund.  Prior to the Closing Date, Parent, the Company and American Stock Transfer & Trust Company, LLC (the "Paying Agent") shall enter into an agreement for the Paying Agent to act as paying agent in the Merger.  Substantially concurrently with the Effective Time, Parent shall cause to be deposited with the Paying Agent cash sufficient to make payments of the cash consideration payable pursuant to Section 2.6 (the "Payment Fund").  The Payment Fund shall not be used for any other purpose.  The Payment Fund shall be invested by the Paying Agent as directed by Parent, and all earnings on the Payment Fund shall be the property of Parent and shall be paid as Parent directs.  The Surviving Corporation or Parent shall bear and pay all charges and expenses of the Paying Agent.

2.10 Exchange of Company Stock Certificates.  Promptly after the Effective Time, the Paying Agent will mail to the Persons who were record holders of Company Stock Certificates (other than the Excluded Shares) or holders of shares of Company Common Stock in book entry form immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent and Company mutually agree (including provisions confirming that delivery of shares of Company Common Stock shall be effected, and that risk of loss of, and title to, such Company Common Stock shall pass, only upon delivery of the Company Stock Certificates (or evidence of shares in book entry form) to the Paying Agent and releasing all claims against the Company and its officers and directors); and (ii) instructions for use in effecting the surrender of Company Stock Certificates (or evidence of shares in book entry form) in exchange for cash consideration that such holder has the right to receive pursuant to the provisions of Section 2.6.  Upon surrender of a Company Stock Certificate (or evidence of shares in book entry form) to the Paying Agent for exchange, together with a duly executed letter of transmittal and such other documents as may reasonably be required by the Paying Agent: (A) the holder of such Company Stock Certificate (or holder of shares of Company Common Stock in book entry form) shall be entitled to receive in exchange therefor the cash consideration that such holder has the right to receive pursuant to the provisions of Section 2.6, in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Company Stock Certificate (or book entry); and (B) the Company Stock Certificate (or book entry) so surrendered shall be marked canceled.  In the event of a transfer of ownership of any shares of Company Common Stock which are not registered in the transfer records of the Company, payment of Merger Consideration may be made to a Person other than the holder in whose name the Company Stock Certificate (or shares of Company Common Stock in book entry) formerly representing such shares is registered if, to the satisfaction of Parent, any such Company Stock Certificate (or evidence of shares in book entry form) shall be delivered to Paying Agent, is accompanied by all documents required to evidence and effect such transfer and evidence is provided to Paying Agent that any applicable Taxes have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.10, each Company Stock Certificate and book entry relating to a share of Company Common Stock shall be deemed, from and after the Effective Time, to represent only the right to receive the portion of the Merger Consideration as contemplated by Section 2.6(b).  If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide a reasonably appropriate affidavit that such Company Stock Certificate is lost, stolen or destroyed and to deliver a bond (in such reasonable sum as Parent may direct) as indemnity against any claim that may be made against the Paying Agent, Parent, Merger Sub or the Surviving Corporation with respect to such Company Stock Certificate.  No interest shall be paid or will accrue on any cash payable to holders of Company Stock Certificates (or holders of shares of Company Common Stock in book entry) pursuant to the provisions of this Section 2.10.  Under no circumstances shall the holder of any Rights Certificate be entitled to any payment or distribution with respect thereto, and the holders thereof shall have no further rights in connection therewith, pursuant to the terms of this Agreement and the Rights Agreement.

2.11 Company Options and Company Restricted Stock

(a) Company Options.  Unless otherwise agreed to by Parent and the recipient:

(i) At the Effective Time, each outstanding and unexercised Company Option shall automatically be 100% vested, deemed to be exercised, on a net share settlement basis (to cover both the exercise price and the withholding taxes, if any, associated with the deemed exercise of such Company Option), and the shares of Company Common Stock resulting from such net exercise shall be deemed to be issued and, subsequent to such deemed issuance, immediately and automatically cancelled. In consideration for such cancellation and in full satisfaction of the rights of the holder with respect thereto, the holder of such deemed shares of Company Common Stock shall be entitled to receive, for each share of Company Common Stock deemed to be held following the deemed net exercise described herein  an amount in cash equal to the Common Stock Per Share Amount.

(ii) As soon as reasonably practicable following the Effective time, Parent shall cause the Surviving Corporation to pay through its payroll system the applicable aggregate Common Stock Per Share Amount as contemplated by Section 2.11(a)(i) to such holders of the deemed shares of Company Common Stock described in such provision.

(iii) At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board shall take all necessary action to effectuate the treatment of the Company Options as contemplated by Sections 2.11(a)(i) and 2.11(a)(ii).

(b) Company Restricted Stock.  Immediately before the Effective Time, unless otherwise agreed to by Parent and the recipient, the Company, the Company Board and the Compensation Committee of the Company Board shall take all action necessary so that each share of issued and outstanding Company Restricted Stock shall become or otherwise be deemed vested and all restrictions thereon shall lapse, in each case, in accordance with the terms of the Company Equity Plans, and the share of Company Restricted Stock shall be treated as shares of Company Common Stock as contemplated by Section 2.6(b).

2.12 Taxes.  Notwithstanding anything contained in this Agreement to the contrary, each of the Paying Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable to any Person pursuant to this Agreement or otherwise such amounts as may be required to be deducted or withheld to satisfy obligations under the Code or any other applicable Law relating to the payment of consideration under this Agreement.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13 Consideration Not Paid.

(a) Any portion of the Payment Fund that remains undistributed to holders of Company Stock Certificates or holders of shares of Company Common Stock in book entry form as of the date that is nine (9) months after the Closing Date shall be delivered to Parent, and any holders of Company Stock Certificates or holders of shares of Company Common Stock in book entry form who have not theretofore surrendered their Company Stock Certificates (or evidence of their shares in book entry form) and delivered their letter of transmittal, as applicable, in accordance with Section 2.10 and Section 2.11, respectively, shall thereafter look only to the Surviving Corporation for satisfaction of their claims for Merger Consideration, respectively, and Parent shall satisfy such claims in accordance with and subject to the terms of this ARTICLE II.

(b) For each letter of transmittal and Company Stock Certificate (or evidence of shares in book entry form), as applicable, for which there is no ongoing Legal Proceeding between the holder thereof and Parent or the Surviving Corporation and that has not been delivered or surrendered to the Paying Agent or Parent, as applicable, by the earlier of: (i) the fifth anniversary of the date on which the Merger becomes effective; or (ii) the date immediately prior to the date on which the consideration under Section 2.6 would otherwise escheat to or become the property of any Government, then such cash amount shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto.

(c) None of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

2.14 Additional Actions.  If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Transactions, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Letter delivered by the Company to Parent on the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing.  Each Company Entity is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets except where the failure to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Company Entity is duly licensed and qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its respective properties owned or leased or the nature of its respective activities make such qualification necessary, except where the failure of such Company Entity to be so qualified, licensed or in good standing (or equivalent status) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its covenants and obligations hereunder and thereunder and, subject to obtaining the Required Shareholder Approval, to consummate the Transactions.  The execution and delivery by the Company of this Agreement and the other Transaction Documents, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or the other Transaction Documents, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation by the Company of the Transactions, other than obtaining the Required Shareholder Approval.  As of the date of this Agreement, the Company Board (at a meeting duly called and held) has unanimously: (a) determined that this Agreement and the Transactions are advisable and fair to and in the best interests of the Company and its shareholders; (b)  approved and adopted this Agreement and approved the Merger and the other Transactions; and (c) subject to the right of the Company Board to withdraw or modify its recommendation in accordance with the terms of Section 5.3(e), recommended the approval and adoption of this Agreement by the Company's shareholders and directed that this Agreement and the Merger be submitted for consideration by the Company's shareholders at the Company Shareholders' Meeting.  This Agreement has been, and each of the other Transaction Documents has been or will be, duly executed and delivered by the Company (to the extent it is a party thereto) and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes or will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally and by general equitable principles.

3.3 Required Shareholder Approval.  The vote of the holders of 66 2/3% of the shares of outstanding Company Common Stock in favor of adopting this Agreement and approving the Merger, at a duly convened and held meeting of the shareholders of the Company (the "Required Shareholder Approval"), is the only vote of the holders of any capital stock of the Company necessary to adopt this Agreement, approve the Merger and consummate the Transactions.

3.4 Non-Contravention.  Neither (a) the execution, delivery or performance of this Agreement or any of the other Transaction Documents nor (b) the consummation of the Merger or any of the other Transactions, directly or indirectly (with or without notice or lapse of time, or both) (i) violates or conflicts (A) with any provision of the certificates of incorporation, bylaws or other constituent documents of any Company Entity, true, correct and complete copies of which have been made available to Parent or (B) any resolution adopted by the shareholders, the board of directors of any Company Entity or any committee thereof, (ii) subject to obtaining the Consents set forth in Part 3.4 of the Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by or any obligation under, or result in the loss of any benefit pursuant to, or result in a right of termination or acceleration under or cancel, or result any fees or penalties pursuant to, or require a consent, notice or waiver under, any Material Contract, (iii) assuming the Governmental Authorizations referred to in Section 3.5 are obtained or made, violate or conflict with, result any fees or penalties pursuant to, or require a consent, notice or waiver under, any Law or Order applicable to any Company Entity or by which any of their businesses, properties or assets are bound, (iv) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon or with respect to any asset owned or used by any Company Entity; except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, fees, penalties, consents, notices, waivers, or Encumbrances which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 Required Government Approvals.  No Governmental Authorization is required on the part of any Company Entity in connection with the execution and delivery of this Agreement or any of the other Transaction Documents, the performance of each Company Entity's covenants and obligations hereunder or thereunder or the consummation of the Transactions, except (a) the filing and recordation of the certificate of merger with the Secretary of State of the State of New York and filings of such certificate with any other Government as are necessary to satisfy the applicable Law of states in which such Company Entity is qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) such filings and approvals as may be required by any Antitrust Laws and (d) such filings and approvals as may be required by any laws relating to a Company Entity's Government Contracts or to export control laws.

3.6 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock.

(b) As of the close of business on November 1, 2013 (the "Capitalization Date"):

(i) 13,333,822 shares of Company Common Stock were issued and outstanding, 571,628 of which are Company Restricted Stock for which restrictions have not yet lapsed (Part 3.6(b)(i) of the Disclosure Letter sets forth such outstanding shares of

Company Restricted Stock in addition to the grant dates and the names of the holders thereof);

(ii) 16,566,495 shares of Company Common Stock were held as treasury stock;

(iii) 628,255 shares of Company Common Stock were subject to issuance pursuant to Company Options outstanding (Part 3.6(b)(iii) of the Disclosure Letter sets forth such outstanding Company Options in addition to the grant dates, the exercise price, the balance of vested and not vested Company Options, and the names of the holders thereof); and

(iv) 659,000 shares of Company Common Stock were reserved for future issuance pursuant to the Company Equity Plans.

(c) All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and none were issued in violation of any purchase option, call option, warrant, right of first refusal, preemptive right, subscription right, registration right, redemption right, repurchase right, anti-dilutive right or any similar right under any provision of the NYBCL, or the Company's certificate of incorporation or bylaws or any Contract to which the Company is a party or is otherwise bound.  All shares of Company Common Stock when issued in connection with a Company Option will be duly authorized, validly issued, fully paid and non-assessable.  Other than the shares of Company Common Stock that are reserved for issuance in connection with Company Options outstanding and the Company Equity Plans, there are no other shares of Company Common Stock reserved for issuance pursuant to any Contract.  Since the Capitalization Date, no shares of Company Common Stock, no Company Options, no Company Restricted Stock and no other equity (including securities convertible into equity) of any Company Entity have been issued other than in accordance with Section 5.2.  No shares of Company Common Stock are owned by any Subsidiary of the Company.

(d) Other than as described in Section 3.6(b) or Part 3.7(a) of the Disclosure Letter or for shares of capital stock issued in compliance with Section 5.2, there are no (a) outstanding shares of capital stock or other equity interests or voting securities  (including any voting debt) in, any Company Entity, (b) other options, rights, warrants, preemptive rights, subscription rights, convertible instruments or other agreements, arrangements or commitments of any character whereby any Person could acquire from any Company Entity any of their respective capital stock or other equity interests or voting securities (including any voting debt) of any Company Entity or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities (including any voting debt), or obligating any Company Entity (I) to grant, extend or enter into any such option, right, warrant, preemptive right, subscription, convertible instrument or other agreement, arrangement or commitment or (II) issue, deliver or sell to any Person capital stock or other equity interests or voting securities (including any voting debt) in any Company Entity and (c) stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other equity interests or voting securities (including any voting debt) in, any Company Entity (the items in clauses (a) through (c) above being referred to collectively as "Company Securities").  The Company has made available to Parent true and complete copies of all equity plans pursuant to which any outstanding stock options or restricted stock awards (including all outstanding Company Equity Awards) were granted by any Company Entity, and the forms of all stock option and restricted stock award agreements evidencing such stock options or restricted stock awards.  All shares of Company Common Stock or equity of any other Company Entity subject to issuance under each Company Equity Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.  The exercise price of each Company Option is not less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option.  All grants of Company Equity Awards were recorded on the Company Financial Statements (including any related notes thereto) contained in the Company SEC Reports in accordance with GAAP.  Each outstanding Company Equity Award has been granted at an exercise price or purchase price, as applicable, as required under the terms of the applicable Company Equity Plan.

(e) No Company Entity is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, redemption rights, repurchase rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any shares of capital stock or other equity or voting interests or other securities of such Company Entity.

(f) No bonds, debentures, notes or other indebtedness having the right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of any Company Entity may vote are issued or outstanding.  Except as set forth in Part 3.6(f) of the Disclosure Letter, as of the date hereof, none of the Company Entities has (i) any indebtedness for borrowed money (including in connection with the issuance of any debt security) to any Person, (ii) any obligation evidenced by notes, bonds, debentures or similar Contracts to any Person, (iii) any capital lease obligations to any Person, or (iv) any obligations in respect of letters of credit and bankers' acceptances or other arrangements by which a Person assures a creditor against loss.  As of November 1, 2013, (i) the aggregate outstanding indebtedness of the Company Entities of the types described in the preceding sentence was no more than $0.00 and (ii) the aggregate cash and cash equivalents of the Company Entities was not less than $50,000,000.00.

3.7 Subsidiaries.

(a) Part 3.7(a) of the Disclosure Letter contains a complete and accurate list for each of the Subsidiaries of the Company:  (i) its name, (ii) its jurisdiction of organization, (iii) the number of its authorized shares of capital stock (or other equity or voting interests), (iv) the number of its issued and outstanding shares of capital stock (or other equity or voting interests) and (v) the holder or holders of its capital stock (or other equity or voting interests).   Each of the Subsidiaries of the Company is directly or indirectly wholly owned by the Company.

(b) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and non-assessable and free and clear of all Encumbrances and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) other than those Encumbrances set forth in Part 3.7(b) of the Disclosure Letter.

(c) Except as set forth in Part 3.7(c) of the Disclosure Letter, no Company Entity (i) owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interest in) any other Entity or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

3.8 Company SEC Reports.

(a) Since July 1, 2009, the Company has filed or furnished all forms, reports, statements, schedules and other documents (including exhibits) with the SEC that were required to be filed or furnished by it under applicable Law (all such forms, reports, statements, schedules and other documents, together with any documents filed or furnished during any such periods by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K and, in all cases, all exhibits and schedules thereto, the "Company SEC Reports").  As of its effective date (in the case of any Company SEC Report that is a registration statement filed pursuant to the Securities Act), as of its mailing date (in the case of any Company SEC Report that is a proxy statement) and as of its filing or furnishing date (or, in each case, if amended or superseded on the date of such amended or superseded filing (but, with respect to Company SEC Reports filed prior to the date hereof, only if amended or superseded prior to the date of this Agreement)), (i) each Company SEC Report complied when filed or furnished (or amended or superseded, if applicable) in all material respects with all applicable Laws, including the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, each as in effect on the date such Company SEC Report was filed, furnished, mailed or declared effective, as applicable, and (ii) no Company SEC Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  True and correct copies of all Company SEC Reports filed or furnished prior to the date hereof are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.  None of the Company's Subsidiaries has ever been required to file any forms, reports, statements, schedules or other documents (including exhibits) with the SEC.  Neither the Company nor any of its executive officers has received notice from any Government challenging or questioning the accuracy, completeness, form or manner of filing of any Company SEC Reports that has not been corrected or otherwise rectified.

(b) The Company is in compliance in all material respects with the rules and regulations of FINRA and the NASDAQ, in each case that are applicable to the Company.

3.9 Company Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports, as amended prior to the date of this Agreement (the "Company Financial Statements"), was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act).  Each of the Company Financial Statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring audit adjustments).  Other than as set forth on Part 3.9(a) of the Disclosure Letter, there are no "off balance sheet arrangements," as defined in Item 303 of Regulation S-K under the Securities Act, to which any Company Entity is a party.

(b) The Company's system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act) is effective in providing reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) that transactions are executed only in accordance with authorizations of management and the Company Board; and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets. The Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) are reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required pursuant to the Exchange Act with respect to such reports.  The Company has not identified any material weaknesses in the design or operation of its internal controls over financial reporting.  To the Knowledge of the Company, there is no reason to believe that its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when next due.

(c) Since July 1, 2009, the Company's Chief Executive Officer and Chief Financial Officer have disclosed to the Company's auditors and the audit committee of the Company Board (and the Company has made available to Parent) (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information of the Company Entities on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

(d) No Company Entity nor any director or executive officer thereof has, and to the Knowledge of the Company, no other officer, employee or accountant of any Company Entity has, received any material complaint, allegation, assertion or claim, in writing (or to the Knowledge of the Company, orally) that any Company Entity has engaged in improper, illegal or fraudulent accounting or auditing practices.  Except as provided in Part 3.9(d) of the Disclosure Letter, no attorney representing any Company Entity, whether or not employed by any Company

Entity, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar material violation by any Company Entity or any of their respective officers, directors, employees or agents to the board of directors or any committee thereof or to any director or officer of any Company Entity.

(e) No Company Entity is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among a Company Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Item 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving any Company Entity in the Company's consolidated financial statements.

(f) Except as set forth on Part 3.9(f) of the Disclosure Letter, the Company has never been notified by its auditors that the financial statements contained in the Company SEC Reports cannot be relied upon or should be restated.

3.10 Title to Assets.  Except with respect to Real Property and Intellectual Property Rights, which are addressed in Section 3.14 and Section 3.15, respectively, one or more of the Company Entities collectively own, and have good and marketable or to or a valid and enforceable leasehold interest in, all assets and properties owned and reflected on the Company Balance Sheet or subsequently acquired or used by them (except for such assets or property sold or otherwise disposed of in the ordinary course of business consistent with past practice).  All of such assets and properties are owned free and clear of any Encumbrances other than Permitted Encumbrances.  Each Company Entity has sufficient title to or rights to use its material properties and assets to conduct its respective businesses as currently conducted.  All of the assets and properties owned, leased or used by a Company Entity are, in the aggregate, sufficient and adequate to carry on such Company Entity's respective business in all material respects as presently conducted.  All of the material machinery, equipment and other tangible property and assets owned or used by a Company Entity are in good condition and repair, except for ordinary wear and tear.

3.11 No Undisclosed Liabilities.  Except as set forth in Part 3.11 of the Disclosure Letter, no Company Entity has any Liabilities, other than (a) Liabilities set forth in the Company Balance Sheet, (b) Liabilities incurred in connection with the Transactions, (c) Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Except as disclosed in the Company SEC Reports filed since July 1, 2009 and prior to the date hereof (and only to the extent expressly disclosed therein, and other than (x) any disclosures contained under the captions "Risk Factors" or "Forward-Looking Statements," (y) any other disclosures contained therein that are predictive, cautionary or forward-looking in nature and (z) any matters or deemed disclosure incorporated by reference into a filing), since

July 1, 2009 (i) the Company Entities have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice other than with respect to the Transactions and (ii) there has not been an effect, fact, change, development, condition, event or circumstance which, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth on Part 3.12(b) of the Disclosure Letter, in furtherance and not in limitation of Section 3.12(a), since the date of the Company Balance Sheet through the date hereof, no Company Entity has taken any action or failed to take any action that would have resulted in a breach of Section 5.2(b) had such section been in effect since the date of the Company Balance Sheet.

3.13 Material Contracts.

(a) Part 3.13(a) of the Disclosure Letter contains a complete and accurate list of all Material Contracts to or by which any Company Entity is a party or is bound as of the date of this Agreement.  True and complete copies of the Material Contracts (including all amendments, exhibits and schedules thereto, other than exhibits and schedules relating to technical specifications for manufacturing, build specifications for the product or product inspection procedures) have been made available to Parent, including by certain of the Material Contracts being publicly available for inspection by being attached to a Company SEC Report.

(b) Unless a Material Contract has been terminated in accordance with its own terms after the date of this Agreement, each Material Contract is valid and binding agreement on each Company Entity that is a party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against such Company Entity that is a party thereto in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally and by general principles of equity, and no Company Entity that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any Material Contract, except any such breaches or defaults that, individually or in the aggregate (A) have not been, and would not reasonably be expected to be, material to the Company Entities taken as a whole or (B) have not, and would not reasonably be expected to, prevent or materially impair or delay the performance of this Agreement by any Company Entity and/or the consummation of the Transactions, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by any Company Entity, or, to the Knowledge of the Company, any other party thereto.  No Company Entity has received any written notice regarding (i) any actual violation or breach of, or default under, any Material Contract that has not since been cured or (ii) any termination or threatened termination of any Material Contract.

3.14 Real Property.

(a) One or more Company Entities hold good and marketable fee simple title to each of the currently owned real properties listed on Part 3.14(a) of the Disclosure Letter (the "Company Owned Real Property"), free and clear of all Encumbrances other than Permitted Encumbrances.  Part 3.14(a) of the Disclosure Letter contains a complete and accurate list of all real property currently owned by any Company Entity as of the date of this Agreement and the owner of each Company Owned Real Property.  Part 3.14(a) of the Disclosure Letter sets forth the uses of each Company Owned Real Property.

(b) Part 3.14(b) of the Disclosure Letter contains a complete and accurate list of any real property leased, subleased or licensed by any Company Entity (the property required to be identified in Part 3.14(b) of the Disclosure Letter, the "Leased Real Property" and together with the Company Owned Real Property, the "Company Real Property") and all of the leases, subleases or other agreements (collectively, the "Leases") under which any Company Entity leases, uses or occupies, or has the right to use or occupy, now or in the future, any real property, which list sets forth each Lease and the address, landlord and tenant for each Lease.  The Company has made available to Parent true and complete copies of all Leases (including all modifications, amendments, supplements, waivers and side letters thereto).  The Leased Real Property is in good operating condition and repair, and is free from structural, physical and mechanical defects, except where the failure to be in such condition or repair or to be free from such defects have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.  The Company Entities have and own valid leasehold estates in the Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances).

(c) Part 3.14(b) of the Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company Entities, any right to use or occupy or otherwise encumber, now or in the future, any material portion of the Leased Real Property as of the date of this Agreement.

(d) Each of the Leases set forth in Part 3.14(b) of the Disclosure Letter is in full force and effect and no Company Entity is in material breach of or material default under, or has received written notice of any material breach of or material default under, any Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by any Company Entity or any other party thereto.

(e) No Company Entity has granted or is otherwise a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the Company Real Property or any portion thereof or interest therein to any Person (other than pursuant to this Agreement).

(f) There are no expropriation or condemnation proceedings pending, and no written notice of expropriation or condemnation proceedings against, the Company Owned Real Property has been delivered to or received by a Company Entity, and to the Knowledge of the Company, there are no expropriation or condemnation proceedings threatened or proposed against the Company Owned Real Property.

(g) All requisite certificates of occupancy and other Governmental Authorizations required to be obtained by a Company Entity with respect to the buildings, structures and improvements of any of the Company Real Property and the occupancy and use thereof have been obtained and are currently in effect, except where a failure to obtain any such certificates of occupancy or Governmental Authorizations would not reasonably be expected to materially and adversely affect, or materially disrupt, the ordinary course of operation of the business of the respective Company Entity.

3.15 Intellectual Property.

(a) Part 3.15(a) of the Disclosure Letter contains a complete and accurate list of the following, to the extent they are Owned Company Intellectual Property as of the date of this Agreement: (i) all registered Trademarks and applications therefore, (ii) all Patents, (iii) all registered Copyrights and applications therefore, and (iv) all Domain Names, in each case listing, if and as applicable, (A) the name of the applicant/registrant, inventor/author and current owner, (B) the jurisdiction where the application/registration is located, (C) the application or registration number and (D) the filing date and the issuance/regulatory/grant date.  To the Knowledge of the Company, all such Owned Company Intellectual Property is valid and enforceable in each applicable jurisdiction.

(b) Part 3.15(b) of the Disclosure Letter contains a complete and accurate list of all Contracts, as of the date of this Agreement: (i) under which any Company Entity uses or has the right to use any Licensed Company Intellectual Property, other than licenses and related services agreements for commercially available software in binary form that is not distributed as part of or along with any products of any Company Entity, is not material to any Company Entity and has not been customized for use by any Company Entity, or (ii) under which any Company Entity has transferred, assigned or licensed to others the right to use any Company Intellectual Property or Company Intellectual Property Rights, other than non-exclusive customer and reseller licenses entered into in the ordinary course of business consistent with past practice that are not material to any Company Entity, in each case specifying the parties to the agreement (such agreements, the "Company Intellectual Property Agreements").

(c) Except as disclosed in Part 3.15(c) of the Disclosure Letter, no government funding, facilities or resources of a Government or university were used in the development of any Company Products or Owned Company Intellectual Property, and no rights have been granted to any Government or university with respect to any Company Products or under any Owned Company Intellectual Property other than under the same standard commercial rights as are granted by the Company Entities to commercial customers of the Company Products in the ordinary course of business.

(d) One or more of the Company Entities own all right, title and interest in the Owned Company Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(e) Each of the Company Entities have taken reasonable and appropriate steps to protect and preserve the confidentiality of the Trade Secrets and other confidential information that comprise any part of the Company Intellectual Property, and to the Knowledge of the Company, as of the date of this Agreement, there are no unauthorized uses, disclosures or infringements by any Person of any such Trade Secrets or other confidential information owned or controlled by any Company Entity.  Without limiting the foregoing, the Company Entities have a policy requiring employees and consultants and contractors to execute a confidentiality agreement that protects the confidentiality of all Trade Secrets of the Company Entities.  The Company Entities have consistently enforced such policy and to the Knowledge of the Company there is no material and intentional breaches of such agreements to the extent the same have been entered into.  No prior or current director, employee, officer, consultant or contractor of any Company Entity has, since July 1, 2009, asserted any ownership in any Company Intellectual Property or Company Intellectual Property Right.  To the Knowledge of the Company, no prior or current director, employee, officer, consultant or contractor of any Company Entity has any ownership in any Company Intellectual Property or Company Intellectual Property Right, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Except as disclosed in Part 3.15(f) of the Disclosure Letter, to the Knowledge of the Company, (i) no Company Entity or any of its current products or services or other operation of any Company Entity business has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, in any respect the Intellectual Property or Intellectual Property Rights of another Person, (ii) no Person is infringing or otherwise violating, any Owned Company Intellectual Property or material Licensed Company Intellectual Property, and there are no unresolved written threats (including any cease and desist letters or invitations to license) with respect to the foregoing clauses (i) or (ii).

(g) There is no pending claim that has been served upon or, to the Knowledge of the Company, filed or threatened claim challenging the validity or enforceability of, or contesting any Company Entity's rights with respect to, any of the Company Intellectual Property or Company Intellectual Property Rights.  No Company Entity is subject to any Order that restricts or impairs the use of any Company Intellectual Property or Intellectual Property Rights.

3.16 Tax Matters.  Except as would not, individually or in the aggregate, be material to the Company Entities, taken as a whole:

(a) Except as set forth in Part 3.16(a) of the Disclosure Letter, each Company Entity (i) has duly and timely filed all United States federal, state, local, sales and non-United States returns, estimates, information statements and reports or other similar documents required to be filed by such Company Entity with respect to Taxes with any Taxing Authority (including amendments, schedules, or attachments thereto) relating to any and all Taxes ("Tax Returns") and each such Tax Return is true, correct and complete in all material respects, and (ii) has timely paid in full all Taxes owed by it or for which it is liable that are or have become due as shown on any such Tax Return.  No assessment, claims adjustments or deficiencies for any Taxes have been asserted or assessed that have not been resolved and paid, or to the Knowledge of the Company, have been proposed, against any Company Entity, nor is there in force any waiver or agreement for any extension of time for the assessment, payment or collection of any Tax.

(b) All Tax withholding and deposit requirements imposed on or with respect to any Company Entity have been satisfied.

(c) No Tax audits or administrative or judicial proceedings are being conducted or are pending or, to the Knowledge of the Company, have been threatened, with respect to any Company Entity.  To the Knowledge of the Company, no claim has ever been made by a Taxing Authority in a jurisdiction where the Company Entities do not file Tax Returns that any Company Entity is or may be subject to taxation in that jurisdiction.

(d) No Company Entity is, nor has been at any time, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

(e) No Company Entity has been a "distributing corporation" or "controlled corporation" in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) No Company Entity has participated, within the meaning of Treas.  Reg.  Section 1.6011-4(c), in any "reportable transaction," as set forth in Treas. Reg. Section 1.6011-4(b) or any similar transactions.  Each Company Entity has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign law).

(g) No Company Entity has (i) ever been a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes (other than a group the common parent of which was and is the Company), (ii) ever been a party to or bound by any Tax sharing, indemnification or allocation agreement or arrangement, nor does any Company Entity owe any amount under any such agreement, (iii) any liability for the Taxes of any Person (other than another Company Entity) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), or as a transferee or successor, by Contract, or otherwise, or (iv) ever been a party to any joint venture or partnership.

(h) The Company has made available to Parent all federal, state, local and foreign income and other material Tax Returns filed with respect to any Company Entity and any letter rulings, technical advice memoranda and similar documents issued by a Taxing Authority for the four taxable years ending prior to the Closing Date.  The Company has made available to Parent all correspondence to any Company Entity from, or from any Company Entity to, a Taxing Authority relating thereto.

(i) No Company Entity will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

(j) No Company Entity has requested or received any closing agreement, technical advice memoranda, private letter ruling or similar agreements or rulings from, or entered into any Contract or arrangement with, any Taxing Authority that (i) requires any Company Entity to take any action or to refrain from taking any action after the Closing Date or (ii) would affect any amount of Tax payable by a Company Entity after the Closing Date.  No Company Entity is a party to any Contract or arrangement with any Taxing Authority that would be terminated or adversely affected as a result of the Transactions.

(k) Except as set forth in Part 3.16(a) of the Disclosure Letter:  The provision for Taxes set forth on the Company Balance Sheet has been made in compliance with GAAP, and no Company Entity had any Liabilities for material unpaid Taxes as of the date of the Company Balance Sheet that had not been accrued or reserved on the Company Balance Sheet in accordance with GAAP.  The Company Entities have identified all uncertain tax positions contained in all Tax Returns filed by each Company Entity and have established adequate reserves and made any appropriate disclosures in the financial statements in accordance with the requirements of ASC 740-10.  No Company Entity has incurred any Liabilities for Taxes since the date of the Company Balance Sheet (i) arising from extraordinary gains or losses, as that term is used in GAAP, (ii) outside the ordinary course of business, or (iii) inconsistent with past custom or practice.

(l) No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Company Entity.

(m) There are (and immediately following the Effective Time there will be) no Encumbrances on the assets any Company Entity relating or attributable to Taxes, other than Permitted Encumbrances.

(n) Each Company Entity is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a "Tax Incentive"), and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(o) Each Company Entity is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating its transfer pricing practices and methodology.  The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm's length prices for purposes of the relevant transfer pricing Law, including Treasury Regulations promulgated under Section 482 of the Code.

3.17 Employment Matters.

(a) The Company has made available to Parent a list of all Company Associates who are employed or retained by the Company as of the date of this Agreement, which list correctly reflects: (i) their dates of employment; (ii) their positions; and (iii) their base salaries.  Except as provided in Part 3.17(a) of the Disclosure Letter, the employment of each Company Associate is terminable by the Company Entities "at-will".

(b) No executive officer or key management or technical employee has provided written notice of termination of employment or, to the Knowledge of the Company,

expressed his or her intention to terminate employment with any Company Entity other than retirements in the ordinary course and not tied to the Transactions.

(c) To the Knowledge of the Company, no Person has claimed that any employee of any Company Entity or their Affiliates: (i) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement or any restrictive covenant with such Person; (ii) has disclosed or utilized any Trade Secret or proprietary information or documentation of such Person; (iii) has violated any non-discrimination law or (iv) has interfered in the employment relationship between such Person and any of its present or former employees.

(d) No Company Entity has had any plant closings, mass layoffs or other terminations of employees that have created any unsatisfied obligations upon or Liabilities for any Company Entity under the Worker Adjustment and Retraining Notification Act or similar laws.  No Company Entity has any obligation under applicable Law or under any Contract to notify or consult with, prior to the Effective Time, any Company Associate, Government or any other Person with respect to the impact of the Transactions on the employment or retention of the current Company Associates or the compensation or benefits provided to the current Company Associates.  No Company Entity is a party to any Contract or arrangement that in any manner restricts any Company Entity from relocating, consolidating, merging or closing, in whole or in part, any portion of the business of any Company Entity.

(e) No investigation of the Company or any of its Subsidiaries by any Government responsible for the enforcement of labor, employment or social security laws is pending or, to the Knowledge of the Company, threatened in respect of any employment matters (including investigations regarding potential in-fact employment relationships with Person providing services as contractors or freelancers), and neither the Company nor any of its Subsidiaries has been informed by any Government that it intends to conduct such an investigation.

3.18 Company Employee Plans.

(a) Part 3.18(a) of the Disclosure Letter sets forth a complete and accurate list of each Company Employee Plan.  For purposes of this Agreement, "Company Employee Plan" means each (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) other employment (other than offer letters with respect to Company Associates that do not provide for any guaranteed and that are terminable by the Company Entities at will without liability to any Company Entity), bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, change of control and similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) currently maintained or contributed to for the benefit of or relating to any current or former employee or director of any Company Entity or any other trade or business (whether or not incorporated) which would be treated as a single employer with any Company Entity under Section 414 of the

Code (an "ERISA Affiliate"), or with respect to which any Company Entity has any current Liability.  Part 3.18(a) of the Disclosure Letter separately lists any Company Employee Plan maintained in a non-U.S. jurisdiction.  The Company has made available to Parent true and complete copies of (A) the most recent annual report (including on Form 5500) required to have been filed with the Government for each Company Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Company Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, and a written description of the terms of any Company Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any notices to or from the Government having jurisdiction relating to any compliance issues in respect of any such Company Employee Plan.

(b) Neither any Company Entity nor any ERISA Affiliate or, to the Knowledge of the Company, any Representative of any Company Entity or any ERISA Affiliate, has made any oral or written representation or commitment with respect to any aspect of any Company Employee Plan that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Employee Plan, except as would not result in material Liability to the Company Entities.

(c) Except as set forth in Part 3.18(c) of the Disclosure Letter, no liability under Title IV or section 302 of ERISA has been incurred by the Company or an ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC") (which premiums have been paid when due).  No Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date.  Neither any Company Entity nor any ERISA Affiliate currently sponsors, contributes to and maintains and to the Knowledge of the Company has ever sponsored, contributed to or maintained (i) a "multiemployer plan" (as defined in Section 3(37) of ERISA) or (ii) a "multiple employer plan" (as defined in Section 4063 or 4064 of ERISA).

(d) Except as set forth in Part 3.18(d) of the Disclosure Letter, each Company Employee Plan has been maintained, operated and administered in all material respects in compliance with its terms and with all applicable Laws, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Government.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Employee Plan, the assets of any trust under any Company Employee Plan, or the plan sponsor, plan administrator, any fiduciary or participant (or beneficiary) of any Company Employee Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) Except as set forth in Part 3.18(f) of the Disclosure Letter, neither any Company Entity nor, to the Knowledge of the Company, any of their respective Representatives has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt

"prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to any Company Entity or any Company Employee Plan or for which any Company Entity has any indemnification obligation.

(g) Except as set forth in Part 3.18(g) of the Disclosure Letter, no Company Employee Plan that is a "welfare benefit plan" within the meaning of Section 3(1) of ERISA provides health and insurance benefits to Company Associates beyond retirement or termination of service or to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law.

(h) Except as set forth in Part 3.18(h) of the Disclosure Letter, each Company Employee Plan that is intended to be "qualified" under Section 401 of the Code has received a favorable determination letter or favorable opinion letter from the IRS to such effect (or there remains sufficient time for the Company to file an application for such determination letter from the IRS) and, except as set forth in Part 3.18(h) of the Disclosure Letter, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination letter or opinion letter that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan.

(i) Except as set forth in Part 3.18(i) of the Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the Transactions (alone or in combination with any other event) will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Company Associate, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Company Associate, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation other than Company Equity Awards.  Without limiting the generality of the foregoing, no amount paid or payable by any Company Entity in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an "excess parachute payment" within the meaning of Section 280G of the Code.  No Person is entitled under any Company Employee Plan or otherwise to receive any additional payment (including any Tax gross-up or other payment) from any Company Entity as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(j) Except as would not be material to the Company Entities, taken as a whole, all contributions, premiums and other payments required to be made with respect to all Company Employee Plans have been timely made, accrued or reserved for.

(k) Except as set forth in Part 3.18(k) of the Disclosure Letter, except as would not be material to the Company Entities, taken as a whole, to the Knowledge of the Company, no event has occurred and there currently exists no condition or set of circumstances in connection with which any Company Entity could reasonably be expected to be subject to any Liability due to a violation of the terms of any Company Employee Plan, or ERISA, the Code or applicable regulatory guidance issued by any Government or any other applicable Law with respect to any Company Employee Plan.

(l) Except as required by applicable Law or the terms of any Company Employee Plans as in effect on the date hereof, or as may be contemplated by this Agreement and incident to the Transactions, no Company Entity has any plan or commitment to amend in any material respect or establish any new Company Employee Plan or materially increase any benefits under any Company Employee Plan.

(m) Except as set forth in Part 3.18(m) of the Disclosure Letter, except as would not be material to the Company Entities, taken as a whole, no deduction for federal income Tax purposes is expected by the Company to be disallowed for remuneration paid by any Company Entity by reason of Section 162(m) of the Code.

(n) Except as set forth in Part 3.18(n) of the Disclosure Letter, no Company Employee Plan is funded with or allows for payments, investments or distributions in any employer security of the Company, including employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.

(o) No asset of any Company Entity is subject to any Encumbrance under ERISA or the Code.

(p) Except as would not be material to the Company Entities, taken as a whole, (i)  no current or former independent contractor of any Company Entity could be deemed to be a misclassified employee and (ii) no independent contractor is eligible to participate in any Company Employee Plan.

(q) Each Company Employee Plan that is subject to Section 409A of the Code has at all times been established, operated and administered in compliance with Section 409A of the Code.

3.19 Labor Matters.

(a) Except as set forth in Part 3.19(a) of the Disclosure Letter, no Company Entity is a party to any collective bargaining agreement, labor union contract, trade union or workers council agreement (each, a "Collective Bargaining Agreement"), (ii) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union, workers council or other representative body to organize any employees of any Company Entity, (iii) no Collective Bargaining Agreement is being negotiated by any Company Entity, and (iv) since July 1, 2009, there has not been any strike, lockout, slowdown, work stoppage, grievance or other labor dispute against any Company Entity nor is any strike, lockout, slowdown, or work stoppage, grievance or other labor dispute pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of any Company Entity.  The Company Entities have not engaged in any unfair labor practice, and, to the Knowledge of the Company, there is no pending or threatened labor board proceeding of any kind against any Company Entity.

(b) Each Company Entity has complied in all material respects with applicable Laws with respect to employment (including applicable Law regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, worker classification and collective bargaining).

(c) No Company Entity is liable for any material payment to any trust or other fund or to any Government with respect to unemployment compensation benefits, social security or other benefits for Non-United States Employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

(d) Except as set forth in Part 3.19(d) of the Disclosure Letter, no citation has been issued by OSHA against any Company Entity since July 1, 2009, and no written notice of contest, claim, complaint, charge, investigation or other administrative enforcement proceeding involving any Company Entity has been filed or is pending or, to the Knowledge of the Company, threatened against any Company Entity by OSHA or pursuant to any applicable Law relating to occupational safety and health.

3.20 Governmental Authorizations (Permits).  Except as set forth in Part 3.20 of the Disclosure Letter, each Company Entity has, and is in compliance in all material respects with the terms of, all material Governmental Authorizations affecting or relating to the assets required to conduct its business as presently conducted.  All such Governmental Authorizations are valid and in full force and effect and, to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a material default under such Governmental Authorizations.  No suspension, cancellation or modification of any such Governmental Authorizations, in whole or in part, is pending or, to the Knowledge of the Company, threatened.

3.21 Compliance with Law.

(a) Each Company Entity is and at all times since July 1, 2009 has been in compliance in all material respects with all Laws and Orders applicable to such Company Entity, except non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the Knowledge of the Company, no Company Entity is under investigation with respect to any violation of any applicable Law. The Company, since July 1, 2009, has not received any notice from any Government regarding a violation of or failure to comply with any applicable Law that has had or would reasonably be expected to have, individually or in the aggregate a Material Adverse Effect.

(b) No Company Entity nor, to the Knowledge of the Company, anyone acting on behalf of a Company Entity, has in any material respect: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made, agreed to make, authorized or promised any payment to a Subject Person to obtain or retain business for or with, or direct business to, any Person; (iii) made, agreed to make, authorized or promised any payment to any other Person while knowing or having reason to know that all or part of the payment would be paid, offered or promised to a Subject Person to obtain or retain business for or with, or direct business to, any Person; (iv) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations hereunder, or any comparable foreign law or statute; or (v) made or agreed to make any other unlawful payment.  For purposes of this Section 3.21(b), a "payment" includes payment of funds or the transfer of anything of value.

3.22 Environmental Matters.  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company Entities are and have been in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Governmental Authorizations, if any, required under applicable Environmental Law for the operation of the business of the Company Entities as presently conducted.  No action nor proceeding is pending or, to the Knowledge of each Company Entity, threatened to revoke, modify or terminate any such Governmental Authorizations and, to the Knowledge of each Company Entity, no facts currently exist that would or could reasonably be expected to adversely affect such continued compliance with the Environmental Laws and Governmental Authorizations.  Except as set forth in Part 3.22(a) of the Disclosure Letter, none of the Company Entities have received any written communication from any Person that alleges that any Company Entity is not in compliance with any Environmental Law, which allegation remains unresolved.  The Company has made available to Parent true and complete copies of all internal and external environmental audits and studies each Company Entity has conducted or has had conducted on its behalf relating to each Company Entity.

(b) No Company Entity has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance with applicable Environmental Law, at any property that any Company Entity has at any time owned, operated, occupied or leased, and, to the Knowledge of any Company Entity, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Hazardous Substance, that could reasonably be expected to form the basis of any Environmental Claim against, or otherwise result in any Liability under Environmental Law to, any Company Entity or any Person whose liability for any Environmental Claim any Company Entity has retained or assumed either contractually or by operation of Law.

(c) Except as set forth in Part 3.22(c) of the Disclosure Letter, no Company Entity has exposed any employee or any third party to Hazardous Substances in violation of any Environmental Law.

(d) Except as set forth in Part 3.22(d) of the Disclosure Letter, no Company Entity is subject to any Order or Contract by or with any Government or third party imposing any liability or obligation with respect to any matter arising under or relating to any Environmental Law, or otherwise relating to the use, management, manufacture, handling, disposal, storage, transportation, release, emission, discharge, presence of or exposure to Hazardous Substances.

(e) No claim has been made (that has not already been finally resolved) or is pending, or to the Knowledge of the Company, threatened against any Company Entity alleging that any Company Entity may be in violation of any Environmental Law or Governmental Authorization, or may have any Liability under any Environmental Law.

(f) Except as set forth in Part 3.22(f) of the Disclosure Letter, to the Knowledge of the Company, no facts, circumstances or conditions exist with respect to any of the Company Entities or any property ever owned, operated, occupied or leased by any of the Company Entities, or any property to which any of the Company Entities arranged for the disposal or treatment of Hazardous Substances, that could reasonably be expected to result in the Company Entities incurring Liability.

(g) There are no Government investigations of the business or operations currently, or to the Knowledge of the Company Entities, previously, owned, operated, occupied or leased property of any of the Company Entities pending or, to Knowledge of the Company, threatened, which could reasonably be expected to lead to the imposition of any Liability or Encumbrances under Environmental Law.

3.23 Export and Import Compliance.  Except as set forth in Part 3.23 of the Disclosure Letter, the Company Entities have at all times been in material compliance with the Export Administration Regulations (15 C.F.R. §§ 730-774), the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), the foreign assets control regulations (31 C.F.R. §§ 500-598) and other United States economic sanctions Law and the customs regulations (19 C.F.R. §§ 1-357) relating to: (i) the export or transfer of commodities, software, technical data and technology, from the United States to any other country; (ii) the re-export or transfer of commodities, software, technical data and technology from any country outside the United States to any other country outside the United States; (iii) the release of technology or technical data to any non-U.S. national within or outside the United States; (iv) the importation into the United States of any products, merchandise or technology; (v) the provision of services to Persons outside the United States or to non-U.S. Persons within the United States; and (vi) the receipt or acquisition of services by Persons located outside the United States, or by non-U.S. nationals within the United States.  Except as set forth in Part 3.23 of the Disclosure Letter, to the Knowledge of the Company there are no pending or threatened claims against any Company Entity with respect to such Company Entity's import, export or re-export transactions.

3.24 Litigation.  Except as set forth in Part 3.24 of the Disclosure Letter, there is no Legal Proceeding pending, filed or, to the Knowledge of the Company, threatened against any Company Entity or any of the assets of any Company Entity.  Except as set forth in Part 3.24 of the Disclosure Letter, no Company Entity or any assets of any Company Entity is subject to any settlement agreements or Orders, other than such settlement agreements or Orders which, individually or in the aggregate, (A) have not been, and would not reasonably be expected to be, material to the Company Entities taken as a whole, (B) have not resulted, and would not reasonably be expected to result, in the imposition of a criminal penalty by a Government against any Company Entity or (C) have not, and would not reasonably be expected to, prevent or  materially impair or delay the performance of this Agreement by any Company Entity and/or the consummation of the Transactions.  To the Company's Knowledge, no officer or key employee of any Company Entity is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any Company Entity.

3.25 Insurance.  The Company Entities maintain all material policies of insurance (including fidelity bonds and other similar instruments) relating to the Company Entities or any of their respective employees or directors or assets, including policies of life, property, fire, workers' compensation, products liability, directors' and officers' liability and other casualty and liability insurance as is sufficient to comply with applicable Law and, to the Knowledge of the Company, as is commercially reasonable for a business of comparable size and scope of operations as compared to the Company Entities taken as a whole.  The Company has made available to Parent true and complete copies of all such material policies of insurance.  All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.  There is no material claim pending under any of such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policies or in respect of which such underwriters have reserved their rights, and there has been no threatened termination of or material premium increase with respect to, or material alteration of coverage under, any such insurance policies.  Part 3.25 of the Disclosure Letter accurately sets forth a list of all such material policies of insurance maintained by each Company Entity and the most recent annual premium paid thereon.

3.26 Related Party Transactions.  Except as set forth on Part 3.26 of the Disclosure Letter and for indemnification arrangements between a Company Entity, on the one hand, and any director or officer thereof, on the other hand, pursuant to the bylaws or certificate of incorporation of the applicable Company Entity, there are (and since July 1, 2009 there have been) no Contracts, transactions, agreements, arrangements or understandings between any Company Entity, on the one hand, and any shareholder that owns 10% or more of the Company Common Stock or Affiliate (including any director or officer) of the Company (but not including any wholly owned Subsidiary of the Company), on the other hand, of a type that would be (or have been) required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act.

3.27 Brokers.  Except for Moelis & Company and Houlihan Lokey Capital, Inc. ("Houlihan Lokey"), whose fees and expenses will be paid by the Company, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of any Company Entity and is entitled to any financial advisor, investment banking, brokerage, finder or other fee or commission in connection with the Transactions.  A true, correct and complete copy of the engagement letter with each of Moelis & Company and Houlihan Lokey with respect to the Transactions has been made available to Parent.

3.28 Opinion of Financial Advisor.  On or prior to the date of this Agreement, the Independent Committee of the Board of Directors of the Company has received the separate written opinions of Moelis & Company and Houlihan Lokey, financial advisors to the Company, each to the effect that, as of the date of such opinion and subject to and based upon the various qualifications and assumptions set forth therein, the Common Stock Per Share Amount to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.  As of the date of this Agreement, such opinion has not been withdrawn or revoked or otherwise modified in any material respect.  A signed copy of such opinion will be delivered to Parent as soon as reasonably practicable following the date of this Agreement for informational purposes only.

3.29 Anti-Takeover Laws; Rights Plan.  The Company Board has taken all actions so that the restrictions contained in Section 912 of the NYBCL applicable to a "business combination" (as defined therein) will not apply to Parent or Merger Sub or their Affiliates, the execution or delivery of this Agreement or any Transaction Document to which the Company is a party, or to the consummation of the Transactions.  Other than for Section 912 of the NYBCL, there are no other no "fair price," "moratorium," "control share acquisition" or other anti-takeover Law is applicable to this Agreement and the Transactions.  The Company has taken the necessary action, if any, (i) so that the rights granted to the shareholders of the Company under the Shareholder Protection Rights Agreement dated as of April 8, 2011, as amended on November 1, 2013 (as so amended, the "Rights Agreement") will not be exercisable as a result of the parties entering into this Agreement or the consummation of the other Transactions and (ii) to render the Rights Agreement and the rights issued thereunder (and any separation or exercisability thereof) inapplicable in connection with, or as a result of, this Agreement, the execution hereof or of any agreements entered into in connection herewith, or the consummation of any of the Transactions, including the Merger.

3.30 Proxy Statement.  The Proxy Statement (and any amendment or supplement thereto), will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. None of the information supplied or to be supplied by or on behalf of any Company Entity for inclusion or incorporation by reference into the Proxy Statement, will, at the date the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC, at the time the Proxy Statement is first mailed (or otherwise furnished) to the shareholders of the Company or at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement which relate to Parent or Merger Sub.

3.31 Government Contracts.

(a) Since July 1, 2009, to the Knowledge of the Company, no Company Entity or Principal (as such term is defined in Federal Acquisition Regulation ("FAR") 52.209-5) of such Entity  (i) has been convicted of or had a civil judgment rendered against them for: commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, State, or local) contract or subcontract; violation of Federal or State antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, violating Federal criminal tax laws, or receiving stolen property; (ii) is currently indicted for or otherwise criminally or civilly charged by a Government for any of the matters identified in subparagraph (i); (iii) has been notified of any delinquent taxes as defined in FAR 52.209-5; or (iv) has been or is currently under administrative, civil or criminal investigation, indictment or information by a Government (except for routine security  investigations).

(b) There is no pending audit or, to the Knowledge of the Company, investigation by any Government of any Company Entity or to the Knowledge of the Company

any of their respective officers or employees with respect to any alleged bribes, directly or indirectly, irregularity, misstatement, omission, or failure to comply with a Law applicable to a Government Contract or Government Bid by any Company Entity arising under or relating to a Government Contract or Government Bid.

(c) No voluntary disclosure has been made with respect to any alleged bribes, directly or indirectly, irregularity, misstatement, omission or failure to comply with a Law applicable to a Government Contract or Government Bid by any Company Entity arising under or relating to a Government Contract.  To the Knowledge of the Company, no Company Entity has made any intentional misstatement or omission in connection with any voluntary disclosure relating to any Company Entity that has led to any of the consequences set forth in Section 3.31(a) or Section 3.31(b) or any other material damage, penalty assessment, recoupment of payment or disallowance of cost or claim.

(d) Since July 1, 2009, any representations, certifications and warranties made by any Company Entity in connection with any Government Contract were, to the Knowledge of the Company, accurate in all material respects as of their effective date, and the Company Entities have complied in all material respects with all such representations, certifications and warranties, except where the failure to comply would not reasonably be expected to have a material effect on the Company Entities as a whole.  Since July 1, 2009, no past performance evaluation received by any Company Entity with respect to any such Government Contract has set forth a default or other failure to perform thereunder or termination or default thereof.  Since July 1, 2009, the Company Entities have complied, in all material respects, with all terms and conditions of any Government Contract, except where the failure to comply would not reasonably be expected to have a material effect on the Company Entities as a whole.

(e) There are no pending disputes between any Company Entity and a Government under the Contract Disputes Act of 1978 or any other federal statute or between the Company Entities and any third party arising under or relating to any Government Contract.

(f) No Company Entity is currently in any violation, breach or default of any Government Contract in any material respect.  No Company Entity has received a cure notice, a show cause notice or a stop work notice, nor, to the Knowledge of the Company, has any Company Entity been threatened with termination for convenience, default or cause under any Government Contract that is currently in effect.

(g) There is no pending, and no Company Entity has received written notice since July 1, 2009 of, any claim by a Government against any Company Entity for any of the following: (i) defective pricing, (ii) noncompliance, (iii) fraud, (iv) false claims or false statements, (v) unallowable costs, including those that may be included in indirect cost claims for prior years that have not yet been finally agreed to by a Government, or (vi) any other monetary claims relating to the performance or administration by the Company Entities of material Government Contracts, except, in the case of clauses (ii) and (vi) that have not caused any material loss to the Company or termination of such Government Contract.  No material amount due to a Company Entity pertaining to a Government Contract has been withheld or set-off.

(h) No Company Entity nor, to the Knowledge of the Company, any of a Company Entity's "Principals" as such term is defined in FAR 52.209-5, or to the Knowledge of the Company any of its respective officers or employees has been suspended or debarred from doing business, directly or indirectly, with a Government, and no such suspension or debarment has been initiated or, to the Knowledge of the Company, threatened.  No Government has made a finding of non-responsibility or ineligibility against any Company Entity or, to the Knowledge of the Company, any of its respective officers or employees.  To the Knowledge of the Company, there is no ongoing Legal Proceeding by any Government against any Company Entity relating to Government Contracts or the violation of any Law relating to Government Contracts.

(i) The Company Entities and their respective officers, directors, managers and employees collectively hold all security clearances necessary for the operation of their business as presently conducted.  To the Knowledge of the Company, each Company Entity has complied in all material respects with the National Industrial Security Program Operating Manual and all applicable laws relating to its facility clearance.

3.32 Customers.  Part 3.32 of the Disclosure Letter sets forth a list of the 10 most significant customers of the Company Entities, taken as a whole (the "Key Customers"), based on dollar sales volumes during the 12-month period ended June 30, 2013.  Since June 30, 2010, none of the Company Entities has received any written notice, and to the Knowledge of the Company any verbal notice, that any material customer will (or has threatened to) cancel, terminate, materially limit or materially and adversely modify its current (or currently proposed) business relationship with any of the Company Entities.

3.33 Suppliers.  Part 3.33 of the Disclosure Letter sets forth a list of the 10 most significant suppliers (the "Key Suppliers") of the Company Entities, taken as a whole, based on amounts invoiced during the 12-month period ended June 30, 2013.  Since June 30, 2010, none of the Company Entities has received any written notice, and to the Knowledge of the Company any verbal notice, that any material supplier has ceased, or will (or has threatened to) cancel, terminate, materially limit or materially and adversely modify its current (or currently proposed) business relationship with any of the Company Entities, other than, with respect to the suppliers for the Space & Defense Group of the Company, in the ordinary course of business.

3.34 Products.  Since July 1, 2009, there have not been any defects or deficiencies in any products or services produced, sold or distributed by or on behalf of the Company Entities ("Products") that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company has made available to Parent copies of all standard written warranties provided by the Company Entities with respect to their Products.  There are currently no recalls of any Products pending and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to impose upon any of the Company Entities a duty to effect a reflash of any Product or to recall any Product or to warn customers of a defect in any Product.

3.35 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the

Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions, including the accuracy, completeness or currency thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization; Good Standing.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.  Each of Parent and Merger Sub is duly licensed and qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its respective properties owned or leased or the nature of its respective activities make such qualification necessary, except where the failure to be so qualified, licensed or in good standing (or equivalent status) has not prevented and would not reasonably be expected to prevent, individually or in the aggregate, the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective material covenants and obligations hereunder.

4.2 Power; Enforceability.  Each of Parent and Merger Sub, respectively, has all requisite corporate power and authority, respectively, to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its covenants and obligations hereunder and thereunder and to consummate the Transactions.  The execution and delivery by Parent and Merger Sub, respectively, of this Agreement and the other Transaction Documents to which it is a party, the performance by Parent and Merger Sub of its respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, respectively, and no additional corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement or the other Transaction Documents, the performance by Parent or Merger Sub of its respective covenants and obligations hereunder and thereunder or the consummation by Parent or Merger Sub of the Transactions.  This Agreement has been and each of the other Transaction Documents has been or will be duly executed and delivered by Parent and Merger Sub, respectively, to the extent it is a party thereto, and, assuming the due authorization, execution and delivery of this Agreement and the other Transaction Documents by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally and by general equitable principles.

4.3 Non-Contravention.  Neither (a) the execution, delivery or performance of this Agreement or any of the other Transaction Documents, nor (b) the consummation of the Merger or any of the other Transactions, will directly or indirectly (with or without notice or lapse of time, or both) (A) violate or conflict with any provision of Merger Sub's and Parent's certificate of incorporation or bylaws or (B) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, accelerate the performance required by, or impair the rights under, result in a right of termination, cancellation, amendment, acceleration or impairment of rights under, or cancel, require a consent or waiver under, require notice to a third party under, require the payment of a penalty or increased fees or the loss of a benefit under, or give rise to any Liabilities with respect to, any of the terms, conditions or provisions of any material Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets are bound, (C) assuming the Governmental Authorizations referred to in Section 4.4 are obtained or made, violate or conflict with, require a consent or waiver under, require notice under, require the payment of a penalty or increased fees or the loss of a benefit under, or give rise to any Liabilities with respect to, any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; except in the case of each of clauses (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, amendments, accelerations, impairments, consents, waivers, notices, payments, penalties, fees, loss of benefits, Liabilities or Encumbrances which have not prevented and would not reasonably be expected to prevent, individually or in the aggregate, the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective material covenants and obligations hereunder.

4.4 Government Approvals.  No Governmental Authorization is required to be obtained prior to the Effective Time on the part of Parent or Merger Sub in connection with the execution and delivery by Parent and Merger Sub of this Agreement or any of the other Transaction Documents to which it is a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the Transactions, except (a) the filing and recordation of the certificate of merger with the Secretary of State of the State of New York and filings of such certificate with any other Government as are necessary to satisfy the applicable Law of states in which such Company Entity is qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act and (c) such filings and approvals as may be required by any Antitrust Laws.

4.5 Litigation.  As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub or any of their respective properties that would not reasonably be expected to prevent, individually or in the aggregate, the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective material covenants and obligations hereunder.  As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to prevent, individually or in the aggregate, the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective material covenants and obligations hereunder.

4.6 Ownership of Company Common Stock.  Neither Parent nor Merger Sub is, nor at any time during the last five years has it been, an "interested shareholder" of the Company as defined in Section 912 of the NYBCL.

4.7 Merger Sub.  Merger Sub is a wholly owned subsidiary of Parent.  Prior to the Effective Time, Merger Sub will not have engaged in any material business activities and will have no material liabilities or obligations other than as contemplated by this Agreement.

4.8 Brokers.  There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or Merger Sub and is entitled to any financial advisor, investment banking, brokerage, finder or other fee or commission in connection with any of the Transactions.

4.9 Proxy Disclosure.  The information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement will not contain any statement which, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the shareholders of the Company or at the time of the Company Shareholders' Meeting,  contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

4.10 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company true and complete copies of (i) an executed commitment letter, dated as of the date of this Agreement, between Parent and the Guarantor (the "Equity Commitment Letter")  pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the "Equity Financing"); and (b) executed commitment letters, dated as of the date of this Agreement, among Merger Sub and the lenders thereto (the "Debt Commitment Letters" and, together with the Equity Commitment Letter, the "Financing Letters") pursuant to which the lenders thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the "Debt Financing" and, together with the Equity Financing, the "Financing").  Parent has also delivered to the Company a true and complete copy of any fee letter in connection with the Debt Commitment Letters (any such letter, a "Fee Letter") (with only fee information and amounts and certain economic terms relating to market flex having been redacted).

(b) As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified prior to the date of this Agreement except as permitted by this Agreement; and (ii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect.  As of the date of this Agreement, there are no other Contracts, agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Letters and any Fee Letters.

(c) Assuming the accuracy of the representations and warranties set forth in ARTICLE III such that the condition set forth in Section 7.1 is satisfied and compliance by the Company with its covenants and obligations under this Agreement such that the condition set forth in Section 7.2 is satisfied, the Financing, together with cash and cash equivalents of the

Company and its Subsidiaries is sufficient to (i) make the payments for the aggregate Merger Consideration contemplated by this Agreement; and (ii) pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger and the Financing.

(d) As of the date of this Agreement, the Financing Letters are in full force and effect and constitute the legal, valid and binding obligations of Merger Sub and, to the knowledge of Parent, each of the other parties thereto (including, with respect to the Equity Commitment Letter, the Guarantor), as applicable, enforceable against Merger Sub and, to the knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally and by general principles of equity.  Other than as expressly set forth in the Financing Letters and any Fee Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing (including any flex provisions) pursuant to any agreement relating to the Financing to which the Guarantor, Parent, Merger Sub or any of their respective Affiliates is a party.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in ARTICLE III such that the condition set forth in Section 7.1 is satisfied and compliance by the Company with its covenants and obligations under this Agreement such that the condition set forth in Section 7.2 is satisfied, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Merger Sub or, to the knowledge of Merger Sub, any of the other parties thereto pursuant to the Financing Letters.  Assuming the accuracy of the representations and warranties set forth in ARTICLE III such that the condition set forth in Section 7.1 is satisfied and compliance by the Company with its covenants and obligations under this Agreement such that the condition set forth in Section 7.2 is satisfied, as of the date of this Agreement, Merger Sub has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing to be satisfied by it contained in the Financing Letters.  As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

4.11 Guarantee.  Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guarantee.  The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, except as such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally, and (b) is subject to general principles of equity.  No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Guarantee.

4.12 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE IV, neither Parent or Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions, including the accuracy, completeness or currency thereof.

ARTICLE V

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation

.  During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the Company Entities to: (a) provide Parent and Parent's Representatives with reasonable access upon reasonable notice and during normal business hours to the Company Entities' Representatives, personnel, properties and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company Entities; and (b) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company Entities, and with such additional financial, operating and other data and information regarding the Company Entities, as Parent may reasonably request.  Any investigation of the Company Entities undertaken by Parent during the Pre-Closing Period shall be conducted in a manner that does not unreasonably and materially interfere with any Company Entity's operations.  Without limiting Section 6.14 of this Agreement, during the Pre-Closing Period, the Company shall, and shall cause each of the Company Entities to, permit Parent's Representatives to meet, upon reasonable notice and during normal business hours, with the senior management of the Company, and other employees of the Company approved by the Company, to discuss such matters as Parent may deem necessary or appropriate; provided such meetings do not unreasonably and materially interfere with any Company Entity's operations.

5.2 Operation of the Company's Business.

(a) During the Pre-Closing Period:

(i) the Company shall ensure that each of the Company Entities conducts its business and operations: (A) in the ordinary course and consistent with past practice; and (B) in compliance with all applicable Laws and with the requirements of all Contracts of the Company Entities;

(ii) the Company shall use commercially reasonable efforts to ensure that each of the Company Entities preserves intact its current business organization, keeps available the services of its current officers and other key Company Associates and maintains its relations and goodwill with all suppliers, customers, vendors, landlords, creditors, licensors, licensees, distributors, resellers, employees and other Persons having material business relationships with the respective Company Entities;

(iii) the Company shall promptly notify Parent in writing of (A) any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions and (B) any Legal Proceeding commenced, or, to the Knowledge of the Company, threatened against, relating to, involving or otherwise affecting any of the Company Entities that relates to the Merger or any of the other Transactions;

(iv) use commercially reasonable efforts to keep in full force all insurance policies referred to in Section 3.25 (other than any such policies that are immediately replaced with substantially similar policies); and

(v) the Company shall (to the extent requested by Parent and permitted under applicable Law) cause the officers and other employees of the Company Entities to promptly update Parent regarding the Company Entities' results of operations and material developments.

(b) During the Pre-Closing Period, except as set forth in Part 5.2(b) of the Disclosure Letter or with Parent's prior written consent and except as permitted by Section 5.3(e), the Company (A) shall not, and (B) shall not permit any of the other Company Entities to:

(i) amend its certificate of incorporation or bylaws or comparable organizational documents or create any new Subsidiaries;

(ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, convertible securities or otherwise) any security of any Company Entity (including Company Securities), except for the issuance and sale of shares of Company Common Stock pursuant to Company Equity Awards outstanding as of the date of this Agreement upon the exercise or vesting thereof in accordance with the terms of such Company Equity Awards, as applicable;

(iii) directly or indirectly acquire, repurchase or redeem any security of any Company Entity, except in connection with Tax withholdings and exercise price settlements upon the exercise, vesting or issuance of shares under Company Equity Awards, so long as such is done in accordance with the terms of such Company Equity Awards in existence on the date hereof;

(iv) (A) split, combine, subdivide or reclassify any shares of capital stock, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its wholly owned Subsidiaries;

(v) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Entity, except for this Agreement and the Transactions;

(vi) (A) redeem, repurchase, prepay, defease, cancel, incur, create, assume, drawdown or otherwise acquire or modify in any material respect any long-term or short-term debt for borrowed monies or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of any Company Entity or enter into any agreement having the economic effect of any of the foregoing, except for (1) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries of the Company. in the ordinary course of business consistent with past practice, and (2) the issuance of credit to new customers for the purchase of products or services of the Company Entities in the ordinary course of business consistent with past practice, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company in place on the date of this Agreement, (C) make any loans, advances (other than any retainer for legal services) or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly owned Subsidiaries), except for travel advances or business expenses in the ordinary course of business consistent with past practice to any employees of the Company Entities, or (D) mortgage or pledge any asset owned or used by any Company Entity, or create or suffer to exist any Encumbrance thereupon (other than Permitted Encumbrances), except pursuant to the terms of any letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof;

(vii) except as may be required by applicable Law or the terms of this Agreement or of any Company Employee Plan as in effect on the date of this Agreement, (A) enter into, adopt, amend, modify or terminate any Company Employee Plan (or any plan, program, agreement or arrangement that would constitute a Company Employee Plan if in effect on the date hereof), (B) (1) grant or increase the compensation payable or to become payable to any Company Associate, (2) pay or agree to pay any special bonus or special remuneration to any Company Associate, or (3) pay or agree to pay any benefit not required by any Company Employee Plan as in effect as of the date hereof, except, (w) in each case in the ordinary course of business consistent with past practice, (x) in connection with the hiring of new employees who are not directors or executive officers, (y) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion), or (z) in connection with annual performance-based compensation paid pursuant to any Company Employee Plan; (C) hire or terminate the employment of any employee with an annual base salary in excess of $150,000.00, except in the ordinary course of business consistent with past practice, (D) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any Company Associate or (E) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or in any other way secure the payment of, any compensation or benefits under any Company Employee Plan;

(viii) commence any Legal Proceeding or settle any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceeding solely for money damages and so long as (A) such settlement or compromise does not result in any other Liability of the Company Entities, (B) includes a complete and unconditional release of the Company Entities related to the matters underlying such claim and (C) the Company has, at such time of settlement or compromise, sufficient cash on hand to make such payment to be paid by the applicable Company Entity prior to Closing, and (D) the amount does not exceed $50,000.00 individually for each such settlement or compromise and $150,000.00 in the aggregate for all such settlements and compromises;

(ix) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting methods, principles or practices used by it or change an annual accounting period;

(x) (A) make, rescind or change any material Tax election, (B) settle or compromise any federal, state, local or foreign income or other material Tax liability, claim or assessment (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes, (D) change any annual Tax accounting period or method of Tax accounting, (E) file any income or other material Tax Return or any amended Tax Return, (F) enter into any closing agreement with respect to any Tax, (G) surrender any right to claim a material Tax refund or (H) grant any power of attorney with respect to any Taxes;

(xi) (A) transfer or assign any Company Intellectual Property Rights to any third Person, (B) exclusively license any Company Intellectual Property Rights to any third Person, (C) except in the ordinary course of business consistent with past practices in connection with the commercialization of Company Products or services, non-exclusively license any Company Intellectual Property Rights to any third Person, or (D) modify the Company's standard warranty terms for Company Products or services or amend or modify any product or service warranty;

(xii) (A) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other Entity or any equity interest therein, (B) sell or otherwise dispose of or lease, license or sublicense any properties or assets of any Company Entity, except for sales of inventory, personal property and excess of obsolete assets in the ordinary course of business consistent with past practice, (C) acquire, lease or license any right or other asset from any Person, except, in the case of this clause (C), in the ordinary course of business consistent with past practice and where the applicable right or other asset is immaterial;

(xiii) make any capital expenditures in excess of $250,000.00 individually or in excess of $1,000,000.00 in the aggregate;

(xiv) make any material changes or modifications to any investment or risk management policy or other similar policies (including with respect to hedging), or any cash management policy;

(xv) other than in the ordinary course of business consistent with past practice, enter into, or amend in any material respect, terminate or fail to renew, any Material Contract;

(xvi) change any of its product return policies, product maintenance polices, service policies, product modification or upgrade policies in any material respect;

(xvii) enter into any transaction with any of its shareholders or any of its Affiliates (other than a Company Entity), excluding any employment, compensation or similar arrangements otherwise expressly permitted pursuant to this Section 5.2(b);

(xviii) abandon or permit to lapse any right to any material Intellectual Property;

(xix) amend, terminate or allow to lapse any material Governmental Authorization relating to any of the Company Entities other than (A) as required by applicable Law or (B) any such action in the ordinary course of business but only where such action would not reasonably be expected to be material and adverse to any of the Company Entities;

(xx) pay, repurchase, discharge or satisfy any of its material claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice, or pursuant to contractual requirements of claims, Liabilities or obligations reflected or reserved against in, or contemplated by, the interim Company Financial Statements; or

(xxi) agree or commit to take any of the actions described in clauses above in this Section 5.2(b).

(c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in ARTICLE VII impossible or unlikely or that has had or could reasonably be expected to have or result in a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim commenced or, to the Knowledge of the Company, threatened against or with respect to any of the Company Entities.  No notification given to Parent pursuant to this Section 5.2(c) or any information or knowledge obtained pursuant to Section 5.1 shall (A) affect the determination of (I) whether the satisfaction of the Closing conditions set forth in ARTICLE VII have been satisfied or waived or (II) whether a right of termination exists under ARTICLE IX or (B) otherwise limit or affect the rights and remedies available hereunder to Parent and Merger Sub.

(d) During the Pre-Closing Period, the Company shall promptly notify Parent in writing if the Company has the right to exercise any right or option to repurchase shares of its capital stock from any Company Associate or other Person upon termination of such Person's service to any of the Company Entities.  The Company shall not exercise any such repurchase right except to the extent directed by Parent in writing.

5.3 No Shop.

(a) Except as permitted by this Section 5.3, the Company shall not, and shall not permit any of its Subsidiaries or any Representative of any of the Company Entities to, directly or indirectly: (i) solicit, initiate, induce or knowingly facilitate or encourage any Acquisition Proposal or Acquisition Inquiry, or the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any other comparable action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish or otherwise provide access to any non-public information regarding any of the Company Entities to any Person in connection with or in response to (or that would reasonably be expected to lead to) an Acquisition Proposal or Acquisition Inquiry; (iii) continue or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend, or make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal; or (v) enter into, or propose to enter into, any letter of intent, agreement in principle, definitive agreement or any other agreement with respect to any Acquisition Proposal or Acquisition Inquiry (other than a Qualifying Confidentiality Agreement in accordance with Section 5.3(b)(i)); or (v) resolve or publicly propose to take any of the actions referred to in clause (i), (ii), (iii), (iv) or (v) of this sentence.  Immediately following the execution and delivery of this Agreement, except as permitted by this Section 5.3, the Company shall, and shall ensure that each Representative of any of the Company Entities, (i) immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person relating to any Acquisition Proposal or Acquisition Inquiry; (ii) request any Person (other than Parent, Merger Sub and their respective Representatives) that received confidential information concerning the Company Entities in connection with potentially entering into a strategic transaction with the Company to promptly return or destroy all confidential information concerning the Company Entities; and (iii) terminate access by each such Person and its Representatives to any online or other data rooms containing any information in respect of the Company Entities.

(b) Notwithstanding anything to the contrary contained in Section 5.3, at any time prior to obtaining the Required Shareholder Approval, the Company, directly or indirectly through its Representatives in response to any bona fide written Acquisition Proposal or Acquisition Inquiry, as applicable, that did not result from or arise in connection with a breach by any Company Entity or any of their respective Representatives of Section 5.3(a), (A) in response to such an Acquisition Inquiry, may make the third party submitting such Acquisition Inquiry aware of the terms of this Agreement, and (B) in response to such an Acquisition Proposal, may take the following actions set forth below in Section 5.3(b)(i) and Section 5.3(b)(ii), in the event that the Company Board determines in good faith, after consultation with the Company's financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that failure to take the actions described below would be inconsistent with the Company's directors' fiduciary obligations to the Company's shareholders under applicable Law:

(i) furnish non-public information relating to any of the Company Entities to any Potential Buyer making such an Acquisition Proposal; provided, that (A) prior to so furnishing such information and taking any of the actions in clause (ii) below, the Company receives from the Potential Buyer an executed Qualifying Confidentiality Agreement, and (B) if any such information provided to the Potential Buyer has not been provided or made available to Parent, the Company promptly (and in any event, within 24 hours of providing such to the Potential Buyer) shall make available such materials to Parent, and

(ii) engage in discussions or negotiations with such Potential Buyer with respect to such Acquisition Proposal.

(c) The Company agrees that it shall promptly (and in any event within 24 hours after receipt with respect to an Acquisition Proposal and 48 hours with respect to an Acquisition Inquiry) notify Parent in writing of the receipt of any Acquisition Proposal or Acquisition Inquiry by any Company Entity or any of their respective Representatives.  The Company shall promptly (and in any event within 24 hours after receipt) provide Parent with (i) an unredacted copy of any Acquisition Proposal or Acquisition Inquiry made in writing that was provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments related thereto) or (ii) a written summary of the material terms of any such Acquisition Proposal or Acquisition Inquiry not made in writing (including any financing commitments related thereto).  The Company shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, discussions or negotiations regarding any and all Acquisition Proposals and Acquisition Inquiries, including the material terms thereof (and any material amendments and supplements thereto), and shall provide Parent with unredacted copies of all written amendments or supplements thereto (or, if oral, a written summary of any such amendments or supplements).  Further, upon the request of Parent, the Company shall reasonably apprise Parent of the status of such Acquisition Proposals and Acquisition Inquiries (including with respect to discussions and negotiations thereof).  The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.3(c).  The Company shall (i) as promptly as reasonably practicable (and in any event concurrently with notice to the Company Board) notify Parent, orally and in writing, of any scheduled meeting of the Company Board at which it is reasonably likely that the Company Board or any committee thereof will consider any Acquisition Proposal or Change in Circumstances, as applicable; and (ii) as promptly as reasonably practicable (and in any event within twenty-four (24) hours) notify Parent of any determination (I) by the Company Board that an Acquisition Proposal constitutes a Superior Offer or (II) that a Change in Circumstances exists that would require a Recommendation Change in accordance with Section 5.3(e).

(d) Neither the Company Board nor any committee thereof shall, except if the terms, conditions and requirements of Section 5.3(e) have been satisfied: (i) withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub the Company Board Recommendation; (ii) recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any Acquisition Proposal; (iii) authorize, approve, recommend or declare advisable, or cause or permit any Company Entity to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or Contract constituting or relating directly or indirectly to, or that contemplates or is intended or could reasonably be expected to result directly or indirectly in an Acquisition Transaction, other than Qualifying Confidentiality Agreements, or requiring the Company to abandon, terminate or fail to consummate the Transactions; (iv) fail to include the Company Board Recommendation in the Proxy Statement, (v) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of a tender offer providing for such Acquisition Proposal or (vi) fail to reaffirm publicly the Company Board Recommendation within ten (10) Business Days after Parent requests in writing that the Company Board Recommendation be reaffirmed publicly; provided, that Parent cannot make such request if (a) the Company Board has delivered a Recommendation

Change Notice to Parent in connection with a Superior Offer pursuant to Section 5.3(e)(i) prior to the date of the Company Shareholders' Meeting and (b) the Company is, and continues to be, in full compliance with Section 5.3(e)(i); provided, further, that Parent cannot make such request pursuant to this clause (vi) more than three (3) times, (vii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary "stop, look and listen" communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or (viii) resolve, agree or publicly propose to, or permit any Company Entity or any Representative of any Company Entity to agree or publicly propose to, take any of the actions referred to in this Section 5.3(d).  Each of the actions set forth clauses (i) – (viii) of this Section 5.3(d) is referred to herein as a "Recommendation Change".

(e) Notwithstanding anything to the contrary contained in Section 5.3, at any time prior to the adoption of this Agreement by the Required Shareholder Approval, the Company Board may effect a Recommendation Change, but only:

(i) if (A) a bona fide, written Acquisition Proposal is made to the Company and is not withdrawn; (B) such Acquisition Proposal did not result directly or indirectly from a breach of or any action inconsistent with any of the provisions set forth in Section 5.3(a); (C) the Company Board determines in good faith, after having consulted with the Company's financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer; (D) the Company Board determines in good faith, after having consulted with the Company's outside legal counsel, that, in light of such Superior Offer, the failure to make a Recommendation Change would constitute a breach by the Company Board of its fiduciary obligations to the Company's shareholders under applicable Law; (E) at least five (5) Business Days prior to making a Recommendation Change, the Company Board delivers to Parent a written notice (a "Recommendation Change Notice") (1) stating that the Company has received a Superior Offer that did not result directly or indirectly from a breach of or any action inconsistent with any of the provisions set forth in Section 5.3(a), (2) stating the Company Board's intention to make a Recommendation Change as a result of such Superior Offer and describing the nature of such intended Recommendation Change, (3) specifying the identity of the Person making such Superior Offer, and (4) attaching unredacted copies of the most current and complete draft of the relevant transaction agreement and, if applicable, copies of all other relevant Contracts and documents relating to such Superior Offer including any related financing commitments; (F) throughout the period between the delivery of the Recommendation Change Notice and the proposed Recommendation Change to be effected pursuant to such notice, to the extent requested by Parent, the Company engages, and causes its Representatives to engage in good faith negotiations with Parent to amend this Agreement and the Financing Letters such that it would cause such Superior Offer to no longer constitute a Superior Offer; (G) the Company Board shall have considered in good faith (after consultation with the Company's financial advisor and outside legal counsel) any amendments to this Agreement and the Financing Letters, as applicable, that Parent has made as a result of the negotiations contemplated by clause (F), and shall have determined that (x) such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Offer and (y) the failure to make a Recommendation Change would constitute breach by the

Company Board of its fiduciary obligations to the Company's shareholders under applicable Law; or

(ii) if: (A) there shall be any effect, fact, change, development, condition, event or circumstance that affects or would reasonably be expected to affect the business, assets, liabilities, operations, condition (financial or otherwise) or results of operation of the Company Entities, taken as a whole, that is material, individually or in the aggregate with any other such effects, facts, changes, developments, conditions, events or circumstances that: (1) was not known to the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not reasonably foreseeable by the Company Board or the independent committee thereof as of the date hereof), (2) does not relate to the receipt, existence or terms of any Acquisition Inquiry or Acquisition Proposal (or any transaction that would be an Acquisition Proposal if references to "15%" in the definition thereof were disregarded), (3) has not resulted from any material breach of this Agreement by the Company or any of its Representatives, and (4) does not relate to changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company, (any such change in circumstances being referred to as a "Change in Circumstances"); (B) the Company Board determines in good faith, after having consulted with the Company's financial advisors and outside legal counsel, that, in light of such Change in Circumstances, the failure to make a Recommendation Change would constitute a breach by the Company Board of its fiduciary obligations to the Company's shareholders under applicable Law; (C) at least five (5) Business Days prior to making a Recommendation Change, the Company Board delivers to Parent a written notice (1) stating that a Change in Circumstances has arisen, (2) stating that it intends to make a Recommendation Change in light of such Change in Circumstances and describing the nature of such intended Recommendation Change, and (3) containing a reasonably detailed description of such Change in Circumstances; (D) throughout the period between the delivery of the Recommendation Change Notice and the proposed Recommendation Change to be effected pursuant to such notice, to the extent requested by Parent, the Company engages, and causes its Representatives to engage in good faith negotiations with Parent to revise the terms of this Agreement and the Financing Letters in such a manner that would obviate the need for taking such action; and (E) the Company Board shall have considered in good faith (after having consulted with the Company's financial advisor and outside legal counsel) any amendments to this Agreement and the Financing Letters, as applicable, that Parent has made as a result of the negotiations contemplated by clause (D), and shall have determined that (x) such Change in Circumstances continues to exist and (y) the failure to make a Recommendation Change would constitute breach by the Company Board of its fiduciary obligations to the Company's shareholders under applicable Law.

For purposes of Section 5.3(e)(i), any change in the form of, or change (whether an increase or decrease) in the amount of, the consideration payable in connection with a Superior Offer, or any other material change to any of the terms of a Superior Offer for which a Recommendation Change Notice has been delivered (including any change that would make it a Superior Offer as compared to this Agreement as modified by any changes negotiated pursuant to clause (F) of Section 5.3(e)(i)), will be deemed to be a new Superior Offer (or other Acquisition Proposal), requiring a new Recommendation Change Notice and the Company shall be required to comply with the other requirements of Section 5.3(e)(i) (except that in connection with any such new notice, the time period set forth in Section 5.3(e)(i)(F) shall be three (3) Business Days; provided that the aggregate period taking into account the number of Business Days elapsed since the initial notice shall in no event be less than at least five (5) Business Days).  For purposes of Section 5.3(e)(ii), any change in any material respect in connection with a Change in Circumstances for which a Recommendation Change Notice has been delivered (including any change in connection with a Change in Circumstances that would reasonably be expected to require the Company Board to effect a Recommendation Change pursuant to Section 5.3(e)(ii) in connection therewith as compared to this Agreement as modified by any changes negotiated pursuant to clause (D) of Section 5.3(e)(ii)) or in the event that another Change in Circumstances occurs, will be deemed to be a new Change in Circumstances, requiring a new Recommendation Change Notice and the Company shall be required to comply with the other requirements of Section 5.3(e)(ii) (except that in connection with any such new notice, the time period set forth in Section 5.3(e)(ii)(D) shall be three (3) Business Days); provided that the aggregate period taking into account the number of Business Days elapsed since the initial notice shall in no event be less than at least five (5) Business Days).

(f) Unless this Agreement is terminated in accordance with Section 9.1, the Company's obligation to call, give notice of, convene and hold the Company Shareholders' Meeting in accordance with Section 6.2(a) and to hold a vote of the Company's shareholders on the adoption of this Agreement at the Company Shareholders' Meeting shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any Recommendation Change.  Without limiting the generality of the foregoing, the Company agrees that (i) unless this Agreement is terminated in accordance with Section 9.1, the Company shall not submit any Acquisition Proposal or Superior Offer to a vote of its shareholders and (ii) except as permitted by Section 6.2(a), the Company shall not (without Parent's prior written consent) adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Company Shareholders' Meeting.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from taking any action and disclosing to the Company's shareholders information pursuant to Rule 14d-9 or Rule 14e-2(a) of the Exchange Act, if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors' fiduciary obligations to the Company's shareholders under applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) of the Exchange Act other than a rejection of any applicable Acquisition Proposal, a reaffirmation of the Company Board Recommendation or a "stop-look-and-listen" communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act shall be deemed to be a Recommendation Change and may be made only in compliance with this Section 5.3.

(h) The Company shall not take any action to exempt any Person (other than Parent and Merger Sub) from the restrictions on business combinations contained in Section 912 of the NYBCL (or any similar provisions) or otherwise cause such restrictions not to apply, in each case, unless such actions are taken simultaneously with a proper termination of this Agreement in accordance with its terms.

(i) The Company acknowledges and agrees that in the event that any of its Subsidiaries or its or their Representatives takes any action that, if taken by the Company, would constitute a breach of this Section 5.3, then the Company shall be deemed to be in breach of this Section 5.3.

5.4 Company SEC Reports.  The Company will file prior to the Effective Time all forms, reports, statements, schedules and other documents (including exhibits) with the SEC that are required to be filed by it under applicable Law that have not already been filed.

5.5 Tail Errors and Omissions Insurance.  At or before the Effective Time the Company will acquire "tail" errors and omissions insurance coverage for the Company Entities' officers and directors with a claims period of at least six years from the Effective Time in amount and scope at least as favorable as the Company's policies as of the date hereof for claims arising from facts or events that occurred on or prior to the Effective Time.  The Company shall provide proof of the acquisition of such insurance to Parent at or prior to the Effective Time.

5.6 Title Insurance, Surveys and Certificate of Compliance.  The Company will use commercially reasonable efforts to assist Parent in obtaining a title report showing no Encumbrances other than Permitted Encumbrances and a non-imputation endorsement (the "Endorsement") to the title insurance policy for the Company's owned real estate.  The Company shall obtain and provide the title insurance company with any affidavits, indemnities, memoranda or other assurances requested by the title company to issue the Endorsement.  The Company shall provide to Parent at least 30 days before the Closing a copy of any existing survey or map on the real property owned by any Company Entity together with an affidavit of no change.

ARTICLE VI

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Proxy Statement.

(a) As promptly as practicable following the date of this Agreement (and in any event, within 15 Business Days after the date hereof, unless the failure to file in such time period is caused by the failure of Parent to provide such information regarding itself, its Subsidiaries or its Affiliates, as required by Law to be included in the Proxy Statement and as requested by the Company, in which case, the Company will file the Proxy Statement promptly but in any event within 2 Business Days of receipt of the required information from Parent), the Company shall prepare and file with the SEC the Proxy Statement in preliminary form.  Each of the Company and Parent shall prepare and, after consultation with each other, file with the SEC all Other Filings, if any, that are required pursuant to applicable Law to be filed by such party in connection with the Transactions contemplated hereby and, if applicable, the Company will provide such information and cooperation and will be afforded consultation and review on the terms applicable to Parent in this Section 6.1.  The Company shall (i) consult with Parent, (ii) provide Parent and its legal counsel with reasonable opportunity to review and comment on the Proxy Statement (and any amendments and supplements thereto), and (iii) (x) consider in good faith all comments proposed by Parent and its legal counsel and (y) incorporate all reasonable comments and requests made by Parent and its legal counsel as determined by the Company Board in good faith, prior to the filing thereof.  The Company shall cause the Proxy Statement to comply with all applicable rules and regulations of the SEC, NASDAQ and all other applicable Laws.  The Proxy Statement shall include the Company Board Recommendation as more fully set forth in Section 6.2(c), subject to Section 5.3(e).  Without the prior written consent of Parent, the adoption and approval of this Agreement and the approval of the Merger shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the shareholders at the Company Shareholders' Meeting and shall be the only matters set forth to be considered and acted on in the Proxy Statement.

(b) In the event either the Company or the Parent reasonably deems it advisable after consultation with the other party to make supplemental or amended disclosure or supplemental or amended disclosure to the Proxy Statement or any Other Filing is required by, or reasonably prudent in light of, applicable Law, or the SEC staff requests supplemental or amended disclosure (and does not promptly withdraw such request), then, as promptly as practicable after the date of such determination, the parties shall, and shall cause their Affiliates to, prepare and file, in each case to the extent either the Company or the Parent reasonably deems it advisable after consultation with the other party to make supplemental or amended disclosure or supplemental or amended disclosure is required by applicable Law, or the SEC staff has so requested the making of supplemental or amended disclosure (and has not promptly withdrawn the request), such Proxy Statement or Other Filing, as applicable, and the parties shall cooperate in modifying any previously filed Proxy Statement or Other Filing, as applicable, to satisfy the requirements of the SEC.  Parent agrees to promptly provide or cause to be provided all information with respect to itself, its Subsidiaries and, if applicable and practicable, its Affiliates as may be required by applicable Law and which has been reasonably requested by the Company  for inclusion in any Proxy Statement or Other Filing filed by the Company. The Company agrees to promptly provide such information with respect to itself, its Subsidiaries and Affiliates and its Representatives for inclusion in any Other Filing of Parent or any of its Affiliates that is reasonably required pursuant to applicable Law to be included in such Other Filing pursuant to applicable Law and which has been reasonably requested by Parent.

(c) The Company (and Parent, if reasonably applicable), shall promptly (and in any event within 24 hours) provide the other party and its legal counsel with a copy of any comments received by the filing party or its legal counsel, as applicable, from the SEC or its staff with respect to the Proxy Statement or any Other Filing, as applicable, or any amendment or supplement thereto, a copy of any responses to such comments that the filing party proposes prior to submission thereof to the SEC, and shall respond as promptly as practicable to any such comments.  Each of the Company and Parent, as applicable, shall (i) consult with the other party and its legal counsel with respect to such SEC comments and the filing party's proposed responses, (ii) provide the other party and its legal counsel with reasonable opportunity to review and comment on such proposed responses, and (iii) (x) consider in good faith all comments proposed by the other party and its legal counsel and (y) incorporate all reasonable comments and requests made by the other party and its legal counsel, prior to the filing thereof. The Company shall also provide Parent and its counsel with copies of any and all correspondence between the Company or any of its Representatives, on one hand, and the SEC or its staff on the other hand, with respect to the Proxy Statement, this Agreement or the Transactions.  The Company shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after it is filed.  The Company shall cause the Proxy Statement (and all other proxy materials) to be mailed to the Company's shareholders as promptly as practicable (and in any event within 3 Business Days) after the earlier of (i) receiving notification that the SEC or its staff is not reviewing the Proxy Statement, (ii) the expiration of the 10-day period after filing of the preliminary Proxy Statement, in the event the SEC has failed to affirmatively notify the Company within such period that it will or will not be reviewing the Proxy Statement, or (iii) the conclusion of any SEC or staff review of the Proxy Statement.  If necessary to comply with applicable Law, after the Proxy Statement shall have been mailed, the Company shall promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies.

(d) Each of Parent and the Company agrees, as to it and its Affiliates and Representatives, that none of the information supplied or to be supplied by Parent or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy  Statement or any Other Filing, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of shares of Company Common Stock and at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Law and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  For the avoidance of doubt, Parent and Merger Sub assume no responsibility with respect to information of or information supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Proxy Statement.  For the avoidance of doubt, the Company assumes no responsibility with respect to information of or information that relates to Parent and Merger Sub supplied by or on behalf of the Parent or Merger Sub or any of their respective Affiliates, for inclusion in the Proxy Statement or Other Filings.

6.2 Company Shareholders' Meeting.

(a) The Company shall take all action necessary under all applicable Law to call, give notice of, convene and hold a meeting of the holders of Company Common Stock (the "Company Shareholders' Meeting") for the purpose of obtaining the Required Shareholder Approval.  The Company Shareholders' Meeting shall be held (on a date selected by the Company and Parent) as promptly as practicable after the commencement of the mailing of the Proxy Statement to the Company's shareholders (and in any event no more than 30 days after such date of commencement of mailing, or such later date as the parties mutually agree). Parent shall cause all shares of Company Common Stock owned by Parent or Merger Sub, if any, to be voted in favor of the adoption of this Agreement.  Unless this Agreement is validly terminated pursuant to, and in accordance with, ARTICLE IX, this Agreement shall be submitted to the Company's shareholders for the purpose of seeking the Required Shareholder Approval.  The Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to advise Parent during the last 10 Business Days prior to the date of the Company Shareholders'

Meeting, on a daily basis, as to the aggregate tally of the proxies received by the Company with respect to the Required Shareholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders' Meeting (i) after consultation with Parent, to the extent necessary to comply with any applicable Law, without limiting the Company's obligations with respect to Section 5.3 and Parent's termination rights pursuant to ARTICLE IX, (ii) at the request of Parent for postponement or adjournment (in at least 3 Business Day increments, and in no event to a date that is less than 5 Business Days prior to the End Date), unless prior to such request the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement and the Transactions, including the Merger, and which have not been withdrawn, in a number sufficient to obtain the Required Shareholder Approval, (iii) after consultation with Parent, if as of the time for which the Company Shareholders' Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Company Shareholders' Meeting or to obtain the Required Shareholder Approval or (iv) after consultation with Parent, for up to 8 Business Days in the event that (a) the Company Board has delivered a Recommendation Change Notice to Parent in connection with a Superior Offer pursuant to Section 5.3(e)(i) prior to the date of the Company Shareholders' Meeting and (b) the Company is, and continues to be, in full compliance with Section 5.3(e)(i); provided, however, if Parent notifies the Company that it does not intend to exercise and waives its right to participate in the process set forth in clause (F) of Section 5.3(e)(i) following the delivery of such Recommendation Change Notice, the Company shall not have the right to adjourn or postpone the Company Shareholders' Meeting pursuant to this clause (iv); provided, however, in the case of an adjournment or postponement effected pursuant to either of the foregoing clauses (i) or (iii), as applicable, the Company shall hold the Company Shareholders' Meeting at the earliest practicable date following such adjournment or postponement.

(b) The Company shall, in consultation with Parent, establish a record date (that is as early as reasonably practicable and in compliance with applicable Law) for purposes of determining the holders of Company Common Stock entitled to notice of and vote at the Company Shareholders' Meeting (the "Record Date").  Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders' Meeting without the prior written consent of Parent, unless required to do so by applicable Law.  In the event that the date of the Company Shareholders' Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing (such approval not to be unreasonably withheld, conditioned or delayed), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders' Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.

(c) Subject to Section 5.3(e), the Proxy Statement shall include a statement to the effect that the Company Board (i) has unanimously determined and believes that the Transactions, including the Merger, are advisable and fair to and in the best interests of the Company and its shareholders, (ii) has unanimously approved and adopted this Agreement and approved the Transactions, including the Merger, in accordance with the requirements of the NYBCL, and the performance by the Company of its covenants and obligations hereunder, and

(iii) unanimously recommends that the Company's shareholders vote to approve and adopt this Agreement and the Merger at the Company Shareholders' Meeting (collectively the actions by the Company Board in clauses (i) – (iii), the "Company Board Recommendation").

(d) Subject to Section 5.3(e), the Company shall use commercially reasonable efforts to solicit or cause to be solicited from its shareholders proxies in favor of the adoption of this Agreement and the approval of the Transactions (and any other matters required to be approved by the Company's shareholders in connection with the consummation of the Merger)

6.3 Regulatory Approvals and Related Matters.

(a) Each party shall (and shall cause its Affiliates to) use commercially reasonable efforts to file, as soon as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Government with respect to the Merger and the other Transactions, and to submit promptly any additional information requested by any such Government.  Without limiting the generality of the foregoing, the Company and Parent shall as promptly as practicable following the date of this Agreement prepare and file (i) the notification and report forms required to be filed under the HSR Act; and (ii) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters.  The Company and Parent shall respond as promptly as practicable to: (A) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (B) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Government in connection with antitrust or competition matters.

(b) Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary or advisable to consummate the Merger and make effective the other Transactions as soon as practicable after the date of this Agreement.  Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party or any of its Subsidiaries in connection with the Merger and the other Transactions; (ii) shall use commercially reasonable efforts to cause the expiration or termination of each waiting period (if any) and to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party or any of its Subsidiaries in connection with the Merger or any of the other Transactions as soon as practicable, including commercially reasonable efforts to take all such action as may reasonably be necessary to resolve such objections, if any, as any Government may assert to the Transactions; and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger or any of the other Transactions.  Each of Parent and the Company shall (i) cooperate and coordinate with the other in making the filings required to be made with the Government in connection with the Merger, (ii) supply the other with any information that may be required in order to make such filings, and (iii) supply any additional information that may reasonably be required or requested by any Government in connection with any such filing, as soon as reasonably practicable and after consultation with the other party.

(c) Parent shall, and shall cause its Subsidiaries to (in each case, with the cooperation and assistance of the Company Entities), take any Remedial Action reasonably necessary and within Parent's control to avoid or eliminate any material impediment to obtaining and to obtain all consents under any Antitrust Laws that are required by any Government, so as to enable the parties to close the Transactions prior to the End Date; provided, that none of the foregoing shall require Parent, or any of its Subsidiaries to (I) take any Remedial Action or Remedial Actions (or any other similar actions) that if taken would or would reasonably be expected, individually or in the aggregate (A) to prohibit or restrict the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership (including with respect to voting) of the equity of the Company (and the other Company Entities) to be acquired in the Merger or of the assets or business of the Company Entities, or (B) to be materially adverse to the assets or businesses, the operation of the businesses, or the financial condition or results of operations of the Surviving Corporation and its Subsidiaries, taken as a whole or (II) take any action of the type described in the definition of Remedial Action  (or any other similar actions) with respect to the assets or businesses, or the operation of the businesses of Parent or any of its Subsidiaries or Affiliates (other than the Surviving Corporation and its Subsidiaries, but subject to the foregoing clause (I)).

(d) Each party shall, subject to applicable Law, (i) permit counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to, or documents to be filed with, any Government in connection with the transactions contemplated hereby, and (ii) provide counsel for the other party with copies of all filings made by such party, and all material correspondence between such party (and its Representatives) with any Government and any other information supplied by such party and such party's Affiliates to a Government or received from such Government in connection with the Transactions; provided, however, that materials may be redacted (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable legal privilege concerns.  Each party agrees that it will keep the other party reasonably informed on a regular basis with respect to all investigations of, written communications to, or documents filed with, any Government and developments related thereto and, where reasonably practicable under the circumstances, shall give the other party reasonable advance notice of, and the opportunity to participate in, any meetings or discussions held with any Government in connection with such investigations, communications or filings so long as such participation is permitted by applicable Law and is not objected to by such Government, and shall and give due consideration in good faith to any reasonable request of the other party in connection with such meetings or discussions and such investigations, communications or filings to be discussed therein.

(e) Each of Parent and the Company shall use commercially reasonable efforts to provide any notices to third parties, and shall use commercially reasonable efforts to obtain any third party consents, required to consummate the Transactions not covered by Sections 6.3(a) and 6.3(b).

6.4 Section 16 Matters.  Prior to the Effective Time, the Company shall take such reasonable steps as are required by the Company and the reporting person to cause the disposition of Company Common Stock and Company Options in connection with the Merger by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

6.5 Disclosure.  Subject to Section 5.3(e), the parties hereto agree that no public release or announcement concerning the Transactions, including the Merger, or an Acquisition Proposal shall be issued by a party without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law, Order or the rules or regulations of FINRA or NASDAQ, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.  The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.  For the avoidance of doubt, neither the foregoing nor any other provision of this Agreement shall be deemed to limit any customary disclosures made by Parent, Merger Sub or any of their Representatives in connection with its efforts and activities to obtain the Financing.

6.6 Indemnification of Officers and Directors.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation, to the extent permitted by applicable Law (i) to assume and perform all obligations in connection with all rights to indemnification existing in favor of, and all rights to advancement of expenses to, the current or former directors and officers of the Company as provided in the Company's certificate of incorporation or the Company's bylaws as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions), and such rights shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, and (ii) to include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) certificate of incorporation, for a period of six years after the Effective Time, the provisions regarding indemnification, exculpation and advancement of expenses for directors, or terms no less favorable to such officers and directors than such provisions regarding indemnification, exculpation and advancement of expenses for directors, in the Company's certificate of incorporation as of the date hereof.

(b) In the event that Parent, the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall, or shall cause the Surviving Corporation to, cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 6.6(b).

(c) The provisions of this Section 6.6 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

6.7 Benefit Plans.

(a) If Parent elects not to maintain any Company Employee Plan that is a health, vacation or 401(k) (or similar retirement) plan after the Effective Time, then: (i) all employees of the Company Entities who continue employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to participate in health, vacation and 401(k) (or similar retirement) plans, programs or arrangements, to substantially the same extent as the majority of the similarly situated employees of Parent, Surviving Corporation and the Subsidiaries of Parent; and (ii) for purposes of determining a Continuing Employee's eligibility to participate in such plans, and for purposes of determining a Continuing Employee's vested percentage under such plans, such Continuing Employee shall receive credit under such plans for his or her years of continuous service with each of the Company Entities prior to the Effective Time, except as would result in duplication of benefits provided, however, that such service shall not be recognized to the same extent that such recognition would result in a duplication of benefits with respect to the same period of service.  As of the Effective Time, Parent shall, or shall cause the Surviving Corporation (or any other Subsidiary of Parent for which a Continuing Employee is employed after the Effective Time) to, credit to each Continuing Employee the amount of vacation time and paid time off that such individual had accrued under any applicable Company Employee Plan as of the Effective Time.  If Parent chooses not to maintain one or more of Company Employee Plans that is a health plan or welfare plan, then with respect to each health or welfare benefit plan maintained in lieu of the applicable Company Employee Plan, Parent shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Employee Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such plans for the plan year in which the Effective Time occurs.

(b) Nothing in this Section 6.7 or elsewhere in this Agreement shall be construed to (i) create a right in any Company Associate to continue employment or continue to be maintained by Parent, the Surviving Corporation or any respective Subsidiary of Parent or the Surviving Corporation, or preclude the ability of Parent, the Surviving Corporation or any respective Subsidiary of Parent or the Surviving Corporation to terminate the employment of any such employee for any reason, (ii) require Parent, the Surviving Corporation or any respective Subsidiary of Parent or the Surviving Corporation to continue any Company Employee Plans or to prevent the amendment, modification or termination thereof after the Merger Closing Date, (iii) (except for persons indemnified pursuant to Section 6.6 (to the extent of their rights pursuant to Section 6.6)), no Company Associate shall be deemed to be a third party beneficiary of this Agreement, or (iv) be treated as an amendment to any particular employee benefit plan of Parent, the Company or any respective Subsidiary of Parent or the Company.

6.8 Shareholder Litigation.  The Company shall promptly notify Parent in writing, and shall give Parent the opportunity to participate in the defense and settlement, of any shareholder claim or litigation (including any class action or derivative litigation) against or otherwise involving the Company or any of its directors or officers relating to this Agreement, the Merger or any of the other Transactions, whether commenced prior to or after the date hereof.  No compromise or full or partial settlement of any such claim or litigation shall be agreed to by the Company without Parent's prior written consent, which shall not be unreasonably withheld.

6.9 Resignation of Directors.  The Company shall deliver to Parent at the Closing the resignation of each member of the board of directors of each Company Entity (unless otherwise agreed to by Parent and any such member of such board of directors), which resignation shall be effective as of the Effective Time.

6.10 Stock Exchange De-listing.  Prior to the Closing, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to cause the delisting of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.11 FIRPTA Affidavit.  On or prior to the Closing, if it is legally permissible to do so, the Company shall deliver to Parent a certificate in form and substance reasonably satisfactory to the Parent, duly executed and acknowledged, certifying any facts that would exempt the transactions contemplated hereby from withholding under Section 1445 of the Code.

6.12 Anti-Takeover Laws.  The Company and the Company Board shall (a) take all actions within their power to ensure that no "fair price," "moratorium," "control share acquisition" or other anti-takeover Law is applicable to this Agreement and the Transactions or becomes applicable to the Transactions; and (b) if any "fair price," "moratorium," "control share acquisition" or other anti-takeover Law becomes applicable to the Transactions, take all actions within their power to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such anti-takeover Law on the Transactions.

6.13 Financing.

(a) Each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters if such amendment, modification or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing unless the Equity Financing is increased by an equivalent amount; (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to delay or prevent in any material respect the ability of Parent to consummate the Merger; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters. Notwithstanding the foregoing, assignments consummated pursuant to the terms of the Financing Letters are permitted.

(b) Each of Parent and Merger Sub shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions (including the flex provisions applicable thereto) described in the Financing Letters, including using commercially reasonable efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions thereof; (ii) negotiate, execute and deliver definitive agreements with respect to the Financing contemplated by the Financing Letters on the terms and conditions (including the flex provisions) contemplated by the Financing Letters; (iii) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Financing Letters and/or definitive agreements for the Financings; (iv) upon satisfaction of the conditions set forth in the Financing Letters and this Agreement, including the expiration of the waiting period, consummate the Financing at or prior to Closing; and (v) comply in all material respects with its obligations pursuant to the Financing Letters; provided, however, that under no circumstances shall Parent, Merger Sub or any other Parent Related Party be required to commence or sustain a Legal Proceeding against any of the Debt Financing Sources in connection with this Agreement, the Transactions or the Debt Commitment.

6.14 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall use commercially reasonable efforts, and shall cause each Company Entity and its and their Representatives to use commercially reasonable efforts, to provide Parent with all cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise necessary or reasonably requested by Parent in connection with the Debt Financing, including:

(i) participation by officers and directors in a reasonable number of meetings (including one-on-one), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and prospective lenders or investors and obtaining assistance from its accountants, including participating in a reasonable number of drafting and accounting due diligence sessions;

(ii) assisting Parent and the Debt Financing Sources with the timely preparation of customary rating agency presentations, marketing materials, bank information memoranda and high-yield offering prospectuses or memoranda required in connection with the Financing;

(iii) executing and delivering pledge, mortgage and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, customary solvency certificates executed by the Chief Financial Officer (including relating to solvency matters of the Company before giving effect to the incurrence of the Debt Financing and the consummation of the Merger and the other transactions contemplated by this Agreement and such Debt Financing), and other certificates or documents and back-up therefor as may be reasonably requested by Parent or the Debt Financing Sources (including using commercially reasonable efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants' comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing provided that no obligation of the

Company or any Subsidiaries of the Company under any agreement, document or pledge related to any of the Financings shall be operative until the Effective Time;

(iv) furnishing Parent and the Debt Financing Sources, as promptly as practicable, with financial and other pertinent information (provided that Parent shall be responsible for the preparation, with the assistance of the Company and its independent accountants, of pro forma financial statements) relating to the Company and its Subsidiaries as may be reasonably requested by Parent, including, without limitation, audited annual consolidated balance sheets and related statements of income, stockholders' equity and cash flow of the Company and its Subsidiaries and unaudited quarterly consolidated balance sheets and related statements of income, stockholders' equity and cash flow of the Company and its Subsidiaries for each fiscal quarter ended after June 30, 2013 (which quarterly statements shall be delivered at least 45 days before the Closing Date) (all such information and documents in this Section 6.14(a)(iv), the "Required Financing Information");

(v) cooperating with Parent to obtain customary and reasonable corporate and facilities ratings, consents, approvals, authorizations, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including such affidavits and non-imputation endorsements in connection therewith) as reasonably requested by Parent;

(vi) assisting in negotiation of definitive documents as may be reasonably requested by Parent;

(vii) executing, delivering and entering into, immediately prior to the Effective Time, one or more securities purchase agreements, credit agreements, indentures, notes or guarantees on terms satisfactory to Parent in connection with the Debt Financing;

(viii) reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date, as well as cooperating to permit prospective lenders involved in the Financing to evaluate and assess the assets of the Company Entities for purposes of establishing collateral arrangements;

(ix) delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness;

(x) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation), and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high-yield debt financing, by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time; and

(xi) promptly and in any event at least ten (10) days prior to the Closing Date, furnishing Parent and the Debt Financing Sources with all documentation and other information required by regulatory authorities pursuant to applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act.

(b) Nothing in this Section 6.14 shall require the Company Entities to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, or to give any indemnities that are effective prior to the Effective Time; or (ii) take any action that would unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.

(c) The Company hereby consents to the use of the Company Entities' logos in connection with the Financing; provided, however, that such logos are used solely in a manner that is not intended to harm or disparage the Company or any of its Subsidiaries.

(d) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided, however that Parent and Merger Sub shall be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other customary confidentiality undertakings reasonably satisfactory to the Company.

(e) Promptly upon request by the Company, Parent shall reimburse the Company (or pay in advance) for any reasonable and documented out-of-pocket costs and expenses (including outside attorneys' fees) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 6.14.

(f) The Company Entities and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys' fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financings pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent resulting from, or by reason of information provided by or at the direction of the Company Entities or their respective Representatives, or to the extent that such liabilities, losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the willful misconduct, bad faith or gross negligence of the Company Entities or their respective Representatives.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and consummate the other Transactions are subject to the satisfaction or waiver by Parent (to the extent permitted by applicable Law), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations.  The (i) representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.6(a), (c), (d), (e) and (f), Section 3.12, Section 3.27, Section 3.28 and Section 3.29 shall be true and correct in all respects as of the date of this Agreement, and as of the Closing Date as if made on and as of the Closing Date (other than (x) any such representation and warranty expressly made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date and (y) in the case of the representations and warranties contained in Section 3.6(b), which shall be true and correct in all respects, other than such inaccuracies that in the aggregate would not result in more than a de minimis increase in the aggregate consideration to be paid by Parent pursuant to ARTICLE II to the equity holders of the Company, provided, that the parties hereto agree that any increase in issued and outstanding shares of Company Common Stock as a result of the exercise of Company Options (issued and outstanding pursuant to a Company Equity Plan) in accordance with the Company Equity Plans is de minimis); and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (in each case without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) as of the date of this Agreement, and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty expressly made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date), except where the failure or failures of such representations and warranties to be so true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

7.2 Performance of Covenants.  All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Shareholder Approval.  This Agreement shall have been duly adopted by the Required Shareholder Approval.

7.4 Closing Certificate.  Parent shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Section 7.1 and Section 7.2 have been duly satisfied.

7.5 No Restraints.  No temporary order, preliminary or permanent injunction or other Order preventing, restraining, enjoining or prohibiting the consummation of the Transactions shall have been issued by any Government  of competent jurisdiction and remain in effect, and there shall not be any Law enacted, issued, promulgated, enforced, entered or deemed applicable to the Transactions that makes consummation of the Transactions illegal.

7.6 Litigation.  There shall not be pending or threatened any Legal Proceeding by any Government challenging or seeking to prevent, restrain, enjoin or prohibit the consummation of the Merger.

7.7 Termination of Company Options.  The Company shall have taken the necessary steps to cause the Company Equity Plans and each Company Option to terminate immediately following the deemed exercise pursuant to Section 2.11(a) and to cause there to be no rights to acquire Company Common Stock following the Closing pursuant to any Company Equity Plans and any Company Options.

7.8 Consent.  To the extent that any Material Contract to which any Company Entity is a party requires the consent of or waiver from the other party thereto as a result of the Transactions, such consent or waiver shall have been obtained.

7.9 Regulatory Approvals.  The parties hereto shall have received all regulatory and Government approvals required in connection with the Transactions, all notice periods and waiting periods (and any extensions thereof) required under applicable Law or by the terms of such approvals shall have passed, and all conditions contained in any such approval required to have been satisfied prior to consummation of such Transactions shall have been satisfied, including the waiting period (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

7.10 Payoff Letters.  Prior to or at the Closing, the Company shall have delivered executed payoff letters in a customary form for the indebtedness of the Company and the release of all Encumbrances in connection therewith.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligation of the Company to effect the Merger and consummate the other Transactions is subject to the satisfaction or waiver by the Company (to the extent permitted by applicable Law), at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations.  Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to "materiality" set forth therein) as of the date of this Agreement, and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty expressly made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date) except where the failure or failures of such representations and warranties to be so true and correct has not prevented and would not reasonably be expected to prevent, individually or in the aggregate, the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective material covenants and obligations hereunder.

8.2 Performance of Covenants.  All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Shareholder Approval.  This Agreement shall have been duly adopted by the Required Shareholder Approval.

8.4 Closing Certificate.  The Company shall have received a certificate executed by an officer of Parent confirming that the conditions set forth in Section 8.1 and Section 8.2 have been duly satisfied.

8.5 No Restraints.  No temporary order, preliminary or permanent injunction or other Order preventing, restraining, enjoining or prohibiting the consummation of the Transactions shall have been issued by any Government of competent jurisdiction and remain in effect, and there shall not be any Law enacted, issued, promulgated, enforced, entered or deemed applicable to the Transactions that makes consummation of the Transactions illegal.

8.6 Regulatory Approvals.  (i) The waiting period (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) all other regulatory and Government approvals required in connection with the Transactions, all notice periods and waiting periods (and any extensions thereof) required under applicable Law or by the terms of such approvals shall have passed, and all conditions contained in any such approval required to have been satisfied prior to consummation of such Transactions shall have been satisfied, except where the failure to obtain any such approval, wait for such periods to expire or have such conditions satisfied would not result in criminal or personal liability to any officer or any director of any Company Entity.

ARTICLE IX

TERMINATION

9.1 Termination.  This Agreement may be terminated prior to the Effective Time (whether before or, except as otherwise provided below, after the adoption of this Agreement by the Required Shareholder Approval):

(a) by mutual written consent of Parent and the Company;

(b) by Parent or the Company, upon written notice to the other party, if the Merger shall not have been consummated by the End Date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement (and such failure to perform constitutes a breach of this Agreement) required to be performed by such party at or prior to the End Date;

(c) by Parent or the Company, upon written notice to the other party, if a Government of competent jurisdiction shall have enacted or issued a final and nonappealable Law or Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Parent or the Company, upon written notice to the other party, if the Required Shareholder Approval shall not have been obtained at the Company Shareholders'

Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to adopt this Agreement and approve the Merger is taken;

(e) by Parent (at any time prior to the adoption of this Agreement by the Required Shareholder Approval) upon written notice to the Company if a Parent Triggering Event shall have occurred;

(f) by Parent (unless Parent or Merger Sub is in breach of its representations, warranties, covenants or agreements under this Agreement so as to result in the failure of the conditions in Section 8.1 or Section 8.2, in which case the Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(f)), upon written notice to the Company, if: (i) any of the Company's representations or warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 7.1 would not be satisfied; or (ii) any of the Company's covenants or obligations contained in this Agreement shall have been breached or not otherwise fulfilled such that the condition set forth in Section 7.2 would not be satisfied; provided, however, if the Company exercises commercially reasonable efforts to cure such inaccuracy or breach so that the conditions set forth in Section 7.1 or Section 7.2, as applicable, would be satisfied, then Parent may not terminate this Agreement under this Section 9.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured as of the date that is 30 days following the date that Parent gives the Company notice of such inaccuracy or breach, as applicable (for avoidance of doubt, such 30 day period shall not extend past, and shall be limited by, the End Date);

(g) by Parent, upon written notice to the Company, if a Material Adverse Effect shall have occurred following the date of this Agreement; provided, however, if the Material Adverse Effect arises under clause (b) of the definition of Material Adverse Effect and is related to, or arises from, a breach by any Company Entity of its representations, warranties or covenants in this Agreement, Parent may not terminate this Agreement pursuant to this Section 9.1(g), but may so terminate pursuant to Section 9.1(f) if the requirements therein are satisfied;

(h) by the Company (at any time prior to the adoption of this Agreement by the Required Shareholder Approval), by written notice to Parent, if a Company Triggering Event shall have occurred so long as the Company complies with its obligations to pay the Company Termination Fee in connection with such termination pursuant to Section 9.3(b);

(i) by the Company (unless the Company is in breach of its representations, warranties, covenants or agreements under this Agreement so as to result in the failure of the conditions in Section 7.1 or Section 7.2 in which case the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(i)), upon written notice to Parent, if: (i) any of Parent's or Merger Sub's representations or warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 8.1 would not be satisfied; or (ii) any of Parent's or Merger Sub's covenants or obligations contained in this Agreement shall have been breached or not otherwise fulfilled such that the condition set forth in Section 8.2 would not be satisfied; provided, however, that if Parent exercises commercially reasonable efforts to cure such inaccuracy or breach so that the conditions set forth in Section 8.1 or Section 8.2 as applicable, would be satisfied, then the Company may not terminate this Agreement under this Section 9.1(i) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured as of the date that is 30 days following the date that the Company gives Parent notice of such inaccuracy or breach, as applicable (for avoidance of doubt, such 30 day period shall not extend past, and shall be limited by, the End Date); or

(j) by the Company, at any time prior to the Effective Time (but after the receipt of the Required Shareholder Approval) if, after the Marketing Period has ended, (i) all of the conditions set forth in ARTICLE VII have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or, to the extent permitted by applicable Law and this Agreement, waived; (ii) the Company has irrevocably notified Parent in writing that (A) it is ready, willing and able to consummate the Closing, and (B) all conditions set forth in ARTICLE VIII have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions set forth in ARTICLE VIII; (iii) the Company has given Parent written notice at least five (5) Business Days prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 9.1(j) if Parent and Merger Sub shall have failed to consummate the Merger when required pursuant to Section 2.3; and (iv) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days following the date that the notice is delivered to Parent by the Company pursuant to the preceding clause (iii); or

(k) The party desiring to terminate this Agreement pursuant to the provisions set forth in this Section 9.1 (other than in the case of Section 9.1(a)) shall give written notice of such termination to the other party in accordance with Section 10.6, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2 Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect without any liability on any party; provided, however, that: (i) this Section 9.2, Section 9.3 and ARTICLE X shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the sections of the Confidentiality Agreement that are to survive thereunder shall survive the termination of this Agreement and shall remain in full force and effect in accordance with their terms; and (iii) subject to Section 9.3(e) and Section 9.3(f), as applicable, the termination of this Agreement shall not relieve any party from any liability for any willful breach of any covenant or obligation contained in this Agreement or any material breach of any representation or warranty contained in this Agreement or in the case of fraud.

9.3 Termination Fees.

(a) Expenses.
(i) In the event this Agreement is terminated (1) by either Parent or the Company pursuant to Section 9.1(d) or (2) by Parent pursuant to Section 9.1(f), and without limiting any other rights or claims that may be available to Parent and Merger Sub, the Company shall reimburse Parent, no later than 3 Business Days following presentation to the Company of an invoice, for its reasonable documented out-of-pocket fees, costs and expenses (of whatever nature) incurred by Parent, Merger Sub or any of their Affiliates in connection with this Agreement or any of the Transactions; provided, that (a) the Company shall not be required to pay in reimbursement more than an aggregate of $3,700,000.00 pursuant to this Section 9.3(a)(i) for such fees, costs and expenses, (b) if the Company becomes obligated to pay the Company Termination Fee after having made any payment pursuant to this Section 9.3(a)(i), then the amount of the Company Termination Fee shall be reduced by the amount of such payments made by the Company pursuant to this Section 9.3(a)(i) and (c) if the Company has paid the Company Termination Fee then it shall have no obligation under this Section 9.3(a)(i) from and after such payment.

(ii) Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b) Company Termination Fee.

(i) In the event that (x) this Agreement is terminated (1) by Parent or the Company pursuant to Section 9.1(b) or (2) by either Parent or the Company pursuant to Section 9.1(d) or (3) by Parent pursuant to Section 9.1(f), (y) at or prior to the time of the termination of this Agreement an Acquisition Transaction, Acquisition Proposal or Acquisition Inquiry shall have been publicly disclosed or announced and (z) on or prior to 9 months after the date of such termination, the Company shall have entered into a definitive agreement with respect to any Acquisition Transaction or consummated any Acquisition Transaction (provided, however, that, solely for purposes of this Section 9.3(b)(i), all references to "15%" in the definition of "Acquisition Transaction" shall be deemed to refer instead to "50%."), then the Company shall be obligated to pay to Parent the Company Termination Fee and such payment shall be made prior to or concurrently with the earlier of the date of the entry of the Company into the definitive agreement with respect to, or the consummation of, the Acquisition Transaction referred to in subclause (z); provided, however, that if Parent has not provided wire information to the Company for the Company Termination Fee at least 1 Business Day prior to the date such payment is due to Parent, then the Company Termination Fee shall be paid 1 Business Day after such wire instructions are provided to the Company.

(ii) If this Agreement is terminated by Parent pursuant to Section 9.1(e) or by the Company pursuant to Section 9.1(h), or if this Agreement is terminated by Parent or the Company pursuant to any other provision of Section 9.1 at any time after the occurrence of a Parent Triggering Event, then, in any such case, the Company shall be obligated to pay, and shall pay, to Parent the Company Termination Fee.  In the case of any termination by the Company relating to a Company Triggering Event, the Company shall pay the Company Termination Fee to Parent prior to or concurrently with the date of such termination; provided, however, that if Parent has not provided wire information to the Company for the Company Termination Fee at least 1 Business Day prior to the date such payment is due to Parent, then the Company Termination Fee shall be paid 1 Business Day after such wire instructions are provided to the Company.  In the case of any termination by Parent or Company relating to, or following, a Parent Triggering Event, the Company shall pay Parent the Company Termination Fee within 5 Business

Days after such termination; provided, however, that if Parent has not provided wire information to the Company for the Company Termination Fee at least 1 Business Day prior to the date such payment is due to Parent, then the Company Termination Fee shall be paid 1 Business Day after such wire instructions are provided to the Company.

(c) Parent Termination Fee.  If this Agreement is terminated by the Company pursuant to Section 9.1(j), then Parent shall be obligated to pay the Company the Parent Termination Fee and such payment shall be made within 5 Business Days after such termination; provided, however, that if the Company has not provided wire information to Parent for the Parent Termination Fee at least 1 Business Day prior to the date such payment is due to the Company, then the Parent Termination Fee shall be paid 1 Business Day after such wire instructions are provided to Parent.

(d) Notwithstanding anything herein to the contrary, in no event shall payment of more than one Company Termination Fee or more than one Parent Termination Fee be made hereunder. Each party acknowledges and agrees (i) that the covenants and obligations contained in this Section 9.3 are an integral part of the Transactions, and (ii) that without these covenants and obligations the parties would not have entered into this Agreement.  If either party fails to pay the expenses contemplated by Section 9.3(a), the Company Termination Fee or the Parent Termination Fee, as applicable, when due pursuant to this Section 9.3 then: (i) such party shall reimburse the other party for all out-of-pocket costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Agreement; and (ii) such party that is obligated to pay the applicable overdue amount shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum 500 basis points over the "prime rate" (as announced by Bank of America, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e) Notwithstanding anything to the contrary in this Agreement, (i) but subject to Section 10.8 and (ii) except in the case of, or relating to, any willful breach of any covenant or obligation contained in this Agreement or any material breach of any representation or warranty contained in this Agreement or in the case of fraud, in each case on the part of or by any Company Entity: in the event this Agreement has been terminated and the Company Termination Fee is payable and paid to the Parent pursuant to Section 9.3(b), receipt of the Company Termination Fee shall be the sole and exclusive remedy (under the circumstances where such Company Termination Fee is payable) of the Parent and Merger Sub and each of their respective Affiliates against the Company and any of its former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, "principals", general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or Representatives (each, a "Company Party", and collectively, the "Company Parties" and the Company Parties shall include all Company Parties of any Company Party) for any loss, damage, liability, claim, obligation or Legal Proceeding (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the Transactions or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. The parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and in no event shall the Parent be entitled to collect the Company Termination Fee on more than one occasion.  Except in the case of, or relating to, any willful breach of any covenant or obligation contained in this Agreement or any material breach of any representation or warranty contained in this Agreement or in the case of fraud, in each case on the part of or by any Company Entity, in no event shall the Company Parties be liable to the Parent, any Parent Party or any Person claiming by, through or for the benefit of Parent in excess of an aggregate amount equal to the Company Termination Fee for any loss, damage, liability, claim, obligation or Legal Proceeding (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the Transactions or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise (other than any amounts payable under Section 9.3(d)).

(f) Notwithstanding anything to the contrary in this Agreement but subject to Section 10.8, the sole and exclusive remedies of the Company, any Company Party or any Person claiming by, through or for the benefit of the Company against the Parent, Merger Sub, the Guarantor, the Equity Financing Sources, the Debt Financing Sources and any of their former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, "principals", general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or Representatives (each, a "Parent Party", and collectively, the "Parent Parties" and the Parent Parties shall include all Parent Parties of any Parent Party) for any loss, damage, liability, claim, obligation or Legal Proceeding (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Guarantee, the Financing or the Financing Letters (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise shall be (i) receipt of the Parent Termination Fee from the Parent in the event this Agreement has been terminated and the Parent Termination Fee is payable to the Company pursuant to Section 9.3(c), (ii) receipt from the Guarantor of any monetary amounts due and payable by the Guarantor under, and subject to all of the terms and conditions of, the Guarantee, (iii) receipt of whatever remedies the Company may have under or in accordance with the Confidentiality Agreement against the other Person party thereto, and (iv) subject to the other provisions of this Section 9.3(f).  The parties acknowledge and agree that in no event will the Parent be required to pay the Parent Termination Fee on more than one occasion and in no event shall the Company be entitled to collect the Parent Termination Fee on more than one occasion.  Without limitation of the generality of the foregoing or of any other provision of this Agreement, (1) in no event shall the Parent Parties be liable to the Company, any Company Party or any Person claiming by, through or for the benefit of the Company in excess of an aggregate amount equal to the Parent Termination Fee for any loss, damage, liability, claim, obligation or Legal Proceeding (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Guarantee or the Financing Letters (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, (2) upon payment of the Parent Termination Fee, none of the Company, any Company Party or any Person claiming by, through or for the benefit of the Company shall have any rights or claims against any Parent Party under this Agreement, the Guarantee, the Financing, the Financing Letters, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof and (3) none of the Company, any Company Party or any Person claiming by, through or for the benefit of the Company shall have any rights or claims against any Parent Party under or in connection with this Agreement, the Guarantee, the Financing, the Financing Letters, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof for any damages of any kind or nature or for any other monetary amounts, except as otherwise set forth in this Section 9.3(f) or in the Guarantee.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1 Amendment.  This Agreement may only be amended by an instrument in writing signed on behalf of each of the parties hereto, authorized by action taken by their respective boards of directors; provided, that after receipt of the Required Shareholder Approval or the adoption of this Agreement by the shareholder of Merger Sub, if any such amendment shall by applicable Law require further approval of the shareholders of the Company or the shareholder of Merger Sub, as applicable, the effectiveness of such amendment shall be subject to the approval of the shareholders of the Company or the sole shareholder of Merger Sub, as applicable.  Notwithstanding anything to the contrary contained herein, Sections 9.3(f), 10.4, 10.8, 10.11 and 10.12 and this Section 10.1 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.

10.2 Waiver; Extension.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy.  No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such waiving party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(c) At any time prior to the Effective Time, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (but shall not be under any obligation to) extend the time for the performance of any of the obligations or other acts of the other.  Any agreement on the part of a party to any such extension shall be valid only if set forth in an instrument in writing signed by such party

10.3 No Survival of Representations, Warranties or Covenants.  None of the representations, warranties or covenants contained in this Agreement and any other documents delivered in connection herewith shall survive the Merger and shall terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

10.4 Applicable Law; Jurisdiction; Waiver of Jury Trial.  This Agreement and any Legal Proceeding relating to or arising out of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  In any Legal Proceeding among or between or brought by any of the parties in respect of the interpretation and enforcement of the provisions of this Agreement or any matter relating to or arising out of this Agreement or the Transactions, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the New York State Supreme Court located in New York, New York (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties irrevocably and unconditionally consents and submits to the jurisdiction of the United States District Court for the Southern District) (the "Chosen Courts"); (b) hereby waives and agrees that it will not attempt to deny or defeat such jurisdiction of the Chosen Courts by motion or other request for leave from such courts; and (c) irrevocably agrees that it will not bring any such Legal Proceeding in any court other than the Chosen Courts;  provided that, notwithstanding anything in the foregoing to the contrary, no party hereto, nor any of its Affiliates, will bring, or support, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Commitment Letters or the performance thereof, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York.  Service of any process, summons, notice or document to any party's address and in the manner set forth in Section 10.6 shall be effective service of process for any such Legal Proceeding.  EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, THE DEBT FINANCING AND THE EQUITY FINANCING), THE GUARANTEE OR ANY

OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4.

10.5 Assignability.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned, by operation of law or otherwise, by any of the parties without prior written consent of the other parties, and any attempt to do so will be void; provided, however, that Parent shall have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time to any Debt Financing Source pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing.

10.6 Notices.  Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 5:00 p.m. (New York time) along with transmittal via another method (other than email) specified herein, when transmitted; (c) if sent by email on a day other than a Business Day and along with transmittal via another method (other than email), or if sent by email after 5:00 p.m. (New York time), on the next Business Day; (d) if sent by registered, certified or first class mail, the third (3rd) Business Day after being sent; (e) if sent by overnight delivery via a national courier service, one (1) Business Days after being delivered to such courier for delivery; (f) if sent on a Business Day by facsimile (with a confirmation of transmission) before 5:00 p.m. (New York time), when transmitted, otherwise the next Business Day; in each case to the street address, email address or facsimile address set forth beneath the name of such party below (or to such other street address or email address as such party shall have specified in a written notice given to the other parties hereto pursuant to this Section 10.6):

If to Company:

Anaren, Inc.
6635 Kirkville Rd
Syracuse, New York 13057
Attn:  David M. Ferrara, General Counsel
Facsimile No.:  (315) 432-8328

With a copy (which shall not constitute notice) to:

Bond, Schoeneck & King, PLLC
One Lincoln Center
Syracuse, New York, 13202
Attn:  Courtney A. Wellar
Facsimile No.:  (315) 218-8100

If to Parent or Merger Sub:

ANVC Holding Inc.
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, NY 10022
Attn:   Hugh Evans
Joe Benavides
Facsimile No.:  (212) 688-9411

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attn:  Kenneth M. Wolff
Facsimile No.:  (212) 735-2000

10.7 Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.  Notwithstanding the foregoing, the parties intend that the provisions of ARTICLE IX, including the remedies, and limitations thereon, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party's rights hereunder or increases a party's liability or obligations hereunder or under the Equity Financing, Equity Commitment Letter or Guarantee.

10.8 Specific Performance.

(a) The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by Parent, Merger Sub or the Company were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  Accordingly, subject to Section 10.4 and Section 10.8(b) and prior to the valid termination of this Agreement in accordance with ARTICLE IX, the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, in addition to any other remedy to which any party may be entitled at law or in equity.  Each party hereby waives any requirement for the securing or posting of any bond in connection with any such remedy.

(b) Notwithstanding the foregoing, the right of the Company to seek and obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent's obligation to cause the Equity Financing to be funded, and to cause Parent and Merger Sub to consummate the Transactions, shall be subject to the requirements that (i) all of the conditions set forth in ARTICLE VII were satisfied at the time of the Closing in accordance with Section 2.3 and remain satisfied when Closing is required to occur if specific performance is granted pursuant to this Section 10.8(b) (in each case, other than those conditions that by their terms are to be satisfied at the Closing, each of which is and remains capable of being satisfied at the Closing); (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing; (iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.3; (iv) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur and (v) the Marketing Period has ended.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other parties hereto have an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.8 shall not be required to provide any bond or other security in connection with any such order or injunction.  For the avoidance of doubt, while a party may pursue both a grant of specific performance in accordance with Section 10.8(a) and, the payment of any applicable termination fee, damages and/or expense reimbursement, as applicable, pursuant to Section 9.3, under no circumstances shall any party be permitted or entitled to receive both a grant of specific performance and any such payments.

10.9 Interpretation.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa, and the any gender shall include the feminine, masculine and neuter genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b) The parties have jointly participated in the draft of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words "include" and "including" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

(d) Unless otherwise indicated or the context otherwise requires: (i) any reference in this Agreement to any contract, agreement, instrument or other document or any Law in this Agreement shall be construed as referring to such contract, agreement, instrument or other document or Law as from time to time amended, supplemented or otherwise modified; (ii) any reference in this Agreement to any Person shall be construed to include such Person's successors and permitted assigns; (iii) any reference herein to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement; and (iv) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.  All Exhibits and Schedules attached to this Agreement or referred to herein are incorporated by reference in, and made a part of, this Agreement as if fully set forth herein.

(e) The table of contents and headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) References to "party" or "parties" mean Parent, Merger Sub or the Company unless clearly indicated to the contrary.

(g) References to "$" and "dollars" mean United States dollars.

(h) All references to "days" shall be to calendar days unless otherwise indicated as a "Business Day."

(i) All references to "ordinary course of business" shall be deemed to read "ordinary course of business consistent with past practice."

(j) The measure of a period of one month or year for purposes of this Agreement shall be the date of the following month or year corresponding to the starting date; provided, however, that if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(k) No summary of this Agreement or any Exhibit or Schedule (including any Disclosure Letter) delivered herewith prepared by or on behalf of any party hereto will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(l) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties.  Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10 Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Agreement (including the Disclosure Letter and all Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings both written and oral, among or between any of the parties with respect to the subject matter hereof (other than the Voting Agreements), including, for the avoidance of doubt the Exclusivity Agreement dated October 26, 2013.  Notwithstanding anything to the contrary therein, the Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall terminate and be of no further force or effect at and after the earlier of (i) the Effective Time and (ii) the date on which it expires in accordance with its terms or is validly terminated by the parties thereto.  This Agreement may be executed in several counterparts (including by facsimile or .pdf), each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of one or more signature pages relating to this Agreement (in counterparts or otherwise) by facsimile or by other electronic delivery shall be sufficient to bind the parties to the terms hereof.

10.11 Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person that is not a party any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (i) Sections 9.3(f), 10.1, 10.4, 10.8, 10.11 and 10.12, which provisions are also intended to be for the benefit of the Parent Parties, including the Debt Financing Sources and Equity Financing Sources and (ii) Section 9.3(e), which provisions are also intended to be for the benefit of the Company Parties.

10.12 Financing Sources.  Notwithstanding anything herein to the contrary, the Company (and the other Company Parties) shall not have any rights or claims against any Equity Financing Source or Debt Financing Source in connection with this Agreement or the Financing Letters, whether at law or equity, in contract, in tort or otherwise.

10.13 Expenses.  All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such costs and expenses, whether or not any of the Transactions are consummated.

10.14 Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

[The remainder of this page is intentionally left blank; signatures follow on the next page.]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be duly executed as of the date first above written.

ANVC HOLDING CORP.

By:	/s/ Hugh D. Evans
Name:	Hugh D. Evans
Title:	Vice President

ANVC MERGER CORP.

By:	/s/ Hugh D. Evans
Name:	Hugh D. Evans
Title:	Vice President

ANAREN, INC.

By:	/s/ Lawrence A. Sala
Name:	Lawrence A. Sala
Title:	President & CEO

[Signature Page to Agreement and Plan of Merger]